24-10021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

AMENDMENT NO. 2 TO FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

02057274

SEP 17 2002

Madisonville, LLC
(Exact name of issuer as specified in its charter)

Mississippi
(State or other jurisdiction of incorporation or organization)

2045 Main Street, Madison, Mississippi 39119, Telephone Number (601) 668-0010
(Address, including, zip code, and telephone number,
including area code of issuer's principal executive offices)

David B. Grishman, 633 North State Street, P. O. Box 427, Jackson, Mississippi 39205-0427
Telephone Number (601) 949-4770
(Name, address, including, zip code, and telephone number,
including area code of agent for service)

6552	27-0013757
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I - NOTIFICATION

ITEM 1. Significant Parties

(a) Madisonville, LLC (the "Company"), is a Mississippi limited liability company. Therefore, it does not have directors. H & H Management, LLC is the sole member and manager of the Company. The members of H & H Management, LLC are William Gary Hawkins and Gary Lee Hawkins. The business address of H & H Management is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058. William Gary Hawkins resides at 202 Morningside North, Ridgeland, Mississippi 39157. Gary Lee Hawkins resides at 146 Chantilly Drive, Madison, Mississippi 39110.

(b) The Company does not have officers. See (a).

(c) The Company does not have general partners. See (a).

(d) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(e) For organizational purposes, H & H Management, LLC initially is the sole member. See (a).

(f) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(g) H & H Management, LLC and it members, William Gary Hawkins and Gary Lee Hawkins.

(h) Watkins Ludlam Winter & Stennis, P. A., 633 North State Street, Jackson, Mississippi 39202.

(i) Not applicable.

(j) Not applicable.

(k) Not applicable.

(l) Not applicable.

(m) Not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Not applicable.

(b) The securities will be offered by William Gary Hawkins and Gary Lee Hawkins in Mississippi and Tennessee. The offering is being registered in Mississippi. In Mississippi the offering will be made through direct contacts and through the mails. The offering will be made in Tennessee pursuant to the exemption provided by Section 48-2-103(b)(4) of the Tennessee Securities Act. This section provides an exemption for sales to up to fifteen purchasers in a twelve-month period. This exemption limits the manner of sale and requires that purchasers acquire securities for investment and not with an intent to resale. Accordingly, in Tennessee the offering will be made through direct contact with a limited number of offerees.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Not applicable. No Units have been issued. For organizational purposes, H & H Management, LLC initially is the sole member.

ITEM 6. Other Present or Proposed Offerings

Not applicable.

ITEM 7. Marketing Arrangements

Not applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

Not applicable.

ITEM 9. Use of a Solicitation of Interest Document

A written document or broadcast script authorized by Rule 254 was not used prior to the filing of this notification.

PART II - OFFERING CIRCULAR

SUBJECT TO COMPLETION, DATED SEPTEMBER 17, 2002

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. Information contained in this Preliminary Offering Circular is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time an offering circular which is not designated as a Preliminary Offering Circular is delivered and the offering statement filed with the Commission becomes qualified. This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the laws of any such state.

PRELIMINARY OFFERING CIRCULAR

Madisonville, LLC

A Mississippi Limited Liability Company
2045 Main Street, Madison, Mississippi 39110
Telephone number: (601) 668-0010

Madisonville, LLC is offering on a self-underwritten basis a minimum of 53 limited liability company Units and a maximum of 103 limited liability company Units at $36,000 per Unit. H & H Management, LLC, a recently formed Mississippi limited liability company, is the sole member and manager of Madisonville, LLC.

An investment in the Company involves a high degree of risk, including, among other things:

- The Company's only significant asset will be undeveloped real property in Madison County, Mississippi.
- The Company does not have specific plans for the development and sale of the property.
- You may not be able to sell your Units when you want to.

See "Risk Factors" on page 3 of the Offering Circular.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS ON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OF OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price of Units (1) (2)	Commission	Proceeds to Company for All Cash Sales (1) (2)
Per Unit	$36,000	$0	$36,000
Total Minimum	$1,908,000	$0	$1,908,000
Total Maximum	$3,708,000	$0	$3,708,000

(1) Each Unit may be purchased for either $36,000 in all cash or on payment terms as described on page 1 of the Offering Circular. The offering will end on December 31, 2002, unless extended by the Manager to June 1, 2003. Unless the Company sells at least 53 Units by that date, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, will purchase at least 5 Units and may purchase additional Units to cause the 53 Unit minimum to be met.

(2) Before deducting offering expenses payable by the Company estimated at $40,000.

SUITABILITY STANDARDS

An investment in the Company involves a high-degree of risk. There is a great deal of uncertainty about how the property the Company is acquiring will be developed and operated and what effects future actions will have on the value of the Company and an investment in the Company. It may be ten years or more before the Company develops or sells the property. Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest. For these reasons, the Company has developed the following suitability standards for an investment in the Company.

The Manager will sell Units only to persons whom the Manager believes, based upon reasonable grounds, are able to bear the economic risks of an investment in the Company and personally possess such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the investment. The Manager advises each prospective purchaser to consult qualified professional advisors for assistance in appraising the purchaser's suitability and the desirability of an investment in the Company.

To assist the Manager in determining whether a prospective purchaser meets these criteria, each prospective purchaser must execute and deliver a Subscription Agreement. The Manager will sell Units only to persons who represent that either:

- ❏ they have a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles); or
- ❏ they are purchasing in a fiduciary capacity for a person or entity that has a minimum net worth of at least $100,000 (exclusive of home, home furnishings, and automobiles).


Big Black River
Cobbville
Davis Crossing Rd.
Bottom Rd.
Mt. Elam Rd.
Patrick
Rd.
Virlilia Rd.
Patrick Rd.
Old Yazoo City Rd.
Heindl Rd.
Goodloe Rd.
Cloud Rd.
Stokes Rd.
Stokes
Richton
Richton Rd.
Charlton
CANTON
NISSAN
Ragsdale Rd.
Nichols Rd.
Endris Rd.
Lake Caroline
Stout
Livingston
Mannsdale
Gluckstadt
Annandale
Madison
Ross R. Barnett Reservoir
RIDGELAND
JACKSON
Lake Harbour Rd.
E. County Line Rd.
E. Sowell Rd.
Yandell
Old Canton Rd.
Clarkdell Rd.
Canton Rd.
Old Rice
Twelve Oaks Trace
Rankin
16
55
22
463
51
43
220
← Property to be Acquired by Madisonville, LLC

Locator Map

TABLE OF CONTENTS

SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular.

The Company

Madisonville, LLC was recently organized as a Mississippi limited liability company to acquire an interest in 402.32 acres of undeveloped land in Madison County, Mississippi from H & H Management, LLC. The Offering Circular refers to Madisonville, LLC as the "Company" and refers to the property as the "Madisonville Property." The Company's office address is 2045 Main Street, Madison, Mississippi 39110, and its mailing address is P.O. Box 58, Madison, Mississippi 39130-0058.

Each investor will own an indirect undivided interest in the Madisonville Property. The Company plans eventually to sell the Madisonville Property, either in small tracts or as one large tract, or to develop it. In the meantime, investors can use the Madisonville Property for recreational purposes, and the Company expects to generate a modest amount of cash flow from a farm lease and other activities to cover the costs of holding the Madisonville Property.

The Manager of the Company is H & H Management, LLC. The Manager will own at least 5% of the Company. The members of H & H Management, LLC, W. Gary Hawkins and G. Lee Hawkins, have extensive real estate experience in Madison County.

The Property

Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, the Madisonville Property is strategically located in the path of Madison County's expansive growth. The Deerfield-Colonial Country Club located just west of this outstanding property enhances development possibilities. The rolling hills, numerous lake sites, and large, scattered oak trees make this property all the more appealing. A 35-acre lake will be built on the Madisonville Property and will be stocked with hybrid bass and various species of bream. A boat ramp will be built for easy fishing access. Utilities are presently available to the Madisonville Property. The property is located in the Madison County School District. The Madisonville Property has a special Planned Unit Development zoning designation.

The Company will acquire the Madisonville Property from H & H Management, LLC, the Manager of the Company. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

Madison County, Mississippi

Many factors make real estate in Madison County, Mississippi attractive. The population of Madison County grew 38.8% from 1990 to 2000. During the same period per capita personal income in Madison County grew at the rate of 6% compared to 4.2% for the nation. The current construction of the Nissan plant in Madison County will add over 4,000 jobs directly and is expected to create an additional 24,000 jobs indirectly. Nissan and its suppliers will invest over a billion dollars in construction creating over 2 million square feet of new buildings.

The Offering

Units are being offered to investors for $36,000 per Unit. Part of the purchase price may be financed. There will be no additional assessments or cash calls, and investors will not be personally liable for any debts of the Company or for ad valorem taxes, insurance or maintenance expenses. The Company will not pay commissions on the sale of the Units or on the purchase of the Madisonville Property.

RISK FACTORS

Investment in the Company involves a high degree of risk. Prospective investors should consider carefully the risk factors set forth below, as well as other information in this Offering Circular, and should consult with their own legal, tax and financial advisors.

Risks of the Venture:

Risks from Having Only One Significant Asset

The Company's only significant asset will be the Madisonville Property. Thus, the success of the Company and the value of an investment in the Company depends completely on the successful operation, development or sale of this property.

Uncertainty Because of Lack of Specific Plans

The Company plans to build a lake on the Madisonville Property and to lease a portion of the property for agricultural use. Otherwise, the Company has no specific plans for the development and operation of the Madisonville Property. Therefore, there is a great deal of uncertainty about how the property will be developed and operated and what effects future actions will have on the value of the Company and an investment in the Company.

Lack of Outside Analysis

The Company has not obtained an outside analysis of the potential for the Madisonville Property. The assessment as to the potential long-term value of the Madisonville Property is based solely on the analysis of the Manager, and the Manager is not a disinterested party. Therefore, the potential long-term value of the Madisonville Property and, correspondingly, of an investment in the Company may be significantly less than the Manager's expectations.

Purchase of the Madisonville Property Not an Arms-Length

The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling up to a hundred percent interest in the Madisonville Property to the Company for $3,600,00 or $8,948 per acre. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, the potential long-term value of the Madisonville Property and, correspondingly, of an investment in the Company may be significantly less than the purchase price being paid by the Company would indicate.

Uncertainty Associated with New Ventures

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate. This lack of past experience makes it difficult for an investor to evaluate a potential investment in the Company.

Competition

Numerous other areas are suitable for development in the Madison County, Mississippi area. These properties will provide competition for the Madisonville Property. The economic success of the Madisonville Property, and of an investment in the Company, may be impaired by competition.

Investment and Management Risks:

Investors May Not Be Able to Sell Units

Since the Company does not expect that there will be a market for the Units, an investor may not be able to resell a Unit. Also, the Company's organizational documents restrict the transfer of Units. Therefore, only persons who can afford to hold a Unit for a long and indefinite period should invest.

Risks of Financing the Purchase of the Units

If the investor chooses to finance part of the purchase price for a Unit, the investor will execute a promissory note secured by the investor's Units. These promissory notes will be transferred to the Manager as part of the consideration for the Madisonville Property. If the investor defaults on the promissory note, the Manager may foreclose on the Units and the investor would lose his investment in the Company. In addition, the Manager will have the right to assign the promissory note to a third party.

Dependence on Manager

The Company will be dependent on the Manager for the management of the Company. If for any reason, the Manager withdraws as Manager or is removed, the Company may have difficulty obtaining qualified management at a reasonable cost. This potential problem could have a negative effect on the value of an investment in the Company.

Investors Will Have Little Control over the Company

Except for a few extraordinary items, the Company will be completely controlled by the Manager. As a result, investors will have no control over the daily activities of the Company or its strategic direction.

Limitations on Manager's Liability

The Limited Liability Company Agreement limits the Manager's responsibility for negligent misconduct. This provision may limit an investor's ability to make claims against the Manager.

Conflicts of Interest

The Manager and its affiliates may engage in other real estate activities and in the future may serve as manager for other companies. W. Gary Hawkins is currently involved in the management of two programs similar to the Company. The Manager's and Mr. Hawkins' interests in these ventures could conflict with the interest of the Company, and adversely affect an investment in the Company.

PLAN OF DISTRIBUTION

The Company is offering a maximum of 103 Units to suitable investors at the price of $36,000 per Unit. The Units will be sold by the Manager of the Company acting through its representatives, W. Gary Hawkins and G. Lee Hawkins. Part of the purchase price may be financed, if the Manager, in its sole discretion, finds the investor credit worthy. The Manager has the right to reject subscriptions in whole or in part for any reason. The Manager may, in its sole discretion, authorize the purchase of fractional Units.

The cash proceeds from the sale of the Units will be deposited in a special bank account established by the Manager at BankPlus in Madison, Mississippi. If at least 53 Units are sold on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003), the cash proceeds will be released to the Company to be used in the manner described in this Offering Circular. Unless at least 53 Units are sold on or before December 31, 2002 (unless extended by the Manager not beyond June 1, 2003), this Offering, will terminate, and the cash proceeds received by the Company for Units will be promptly returned to the investors, without interest. The Manager is purchasing at least 5 Units. The Manager, or the members of the Manager, may purchase an unlimited number of additional Units to cause the 53 Unit minimum to be met. The Manager has no present plan or intent to resale the Units it acquires.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

If the Manager approves, an investor may purchase 1 to 3 Units by making a cash down payment of $18,000 per Unit and executing a Promissory Note in the principal amount of $18,000 per Unit. If the Manager approves, an investor may purchase 4 or more Units by making a cash down payment of $9,000 per Unit and executing a Promissory Note in the principal amount of $27,000 per Unit. In either case, the Promissory Note shall bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted, as of the date of Closing and then as of January 1 of each year thereafter, by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. The Promissory Note shall require, at the election of the investor, either a quarterly payment of principal and interest or a single annual payment of principal and interest. The Promissory Note will be amortized over fifteen (15) years measured from the first day of the calendar quarter immediately after Closing. Payment of the principal amount may be accelerated at the option of the holder of the note on default. In addition, the entire principal amount will be due on the sale of the Madisonville Property and liquidation of the Company. The investor may prepay the Promissory Note at any time without penalty or premium. The Promissory Note will be secured by a first in priority lien on the investor's Units as evidenced by a Security Agreement and UCC-1 Financing Statement. Financing is not available if only a fractional Unit is being purchased.

To purchase a Unit, an investor must complete and execute a Subscription Agreement and a counterpart signature page to the Limited Liability Company Agreement. Investors should pay by check dated as of the date of Subscription and made payable to the order of "BankPlus, Escrow Agent for Madisonville, LLC." The Company will refund promptly without interest payments received for rejected subscription offers.

USE OF PROCEEDS

If all Units are sold for cash, the cash proceeds from the offering will be $3,708,000. If the minimum number of Units are sold for cash, the cash proceeds from the offering will be $1,908,000. The Company plans to use the proceeds from the sale of Units to the Manager and to investors as shown in the following table:

Use of Proceeds	Minimum	Maximum
Acquisition of Undivided Interest in Madisonville Property	$1,800,000*	$3,600,000*
Repayment of funds advanced by the Manager for offering expenses and construction of the lake	80,000**	80,000**
Reserve fund for Company operating expenses	28,000**	28,000**
Total	$1,908,000	$ 3,708,000

*If investors finance a portion of the purchase price of the Units, then the Company will assign the investors' promissory notes to the Manager, and an amount equal to the principal amount of the notes will be credited against the purchase price of the Madisonville Property.

** Estimated.

The Company is acquiring an undivided interest in the Madisonville Property from the Manager. The purchase price for a hundred percent interest in the Madisonville Property is $3,600,000. If the minimum is raised in the offering, the Company will acquire a 50% undivided interest in the Madisonville Property. For every additional $36,000 raised in the offering and paid by the Company to the Manager, the Company will receive an additional 1% undivided interest in the Madisonville Property. The sales price of the Madisonville Property was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the property and the Manager's desire to make a profit on the sale of the property to the Company.

DETERMINATION OF OFFERING PRICE

The sales price of the Madisonville Property by the Manager to the Company was determined by the Manager in its sole discretion at an amount the Manager considered fair based on the appraised value of the Madisonville Property and the Manager's desire to make a profit on the sale of the property to the Company. The offering price per Unit approximates the sales price of the Madisonville Property, plus an additional amount to cover offering expenses, construction of the lake and to provide a reserve for operating expenses, divided by the number of Units sold.

OWNERSHIP OF UNITS IN THE COMPANY

No Units in the Company have been issued. For organizational purposes, the Manager of the Company is initially serving as the sole member of the Company. Therefore, until Units are issued the Manager has sole voting control of the Company.

THE COMPANY

Madisonville, LLC was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002. The Manager of the Company maintains offices at 2045 Main Street, Madison, Mississippi 39110. The mailing address for the Company is P.O. Box 58, Madison, Mississippi 39130-0058.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi. The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

THE MADISONVILLE PROPERTY

General Description

Size and Topography. The Madisonville Property consists of 402.32 acres of undeveloped land in Madison County, Mississippi. The property is slightly irregular in shape and is gently rolling with a natural creek and woodlines.

Access. The Madisonville Property has more than 2,000 feet of frontage along Yandell Road, with multiple possible access points. Yandell Road connects the Madisonville Property to Interstate 55, Highway 51 and the Natchez Trace.

Flood Zone. According to the Federal Emergency Management Agency Flood Insurance Rate Map Community-Panel Number 280228-0215-D (effective date of April 15, 1994), the Madisonville Property is in Zone X which is not subject to flooding. There may be some minor flood areas along the natural creek that runs through the property.

Utilities. Utilities available to the Madisonville Property include water and sewer by way of Black Creek Water Association, police and fire protection by Madison County, telephone service by BellSouth and other communication distributors, and electricity by Entergy.

Zoning. An interesting aspect of the Madisonville Property is its zoning. The Madisonville Property, like neighboring Deerfield subdivision, carries an R-2 residential zoning classification, as well as, a Planned Unit Development overlay. The Planned Unit Development zoning classification is superior to a typical residential zoning classification because it gives the flexibility to generate commercial development.

Use. Historically, the Madisonville Property has been used for agricultural purposes.

Tax Assessment. The tax assessment on the property for 2001 was $2.50 per acre.

Acquisition of Madisonville Property

The Company is acquiring an undivided interest in the Madisonville Property from the Manager. The purchase price for a hundred percent interest in the Madisonville Property is $3,600,000. If the minimum is raised in the offering, the Company will acquire a 50% undivided interest in the Madisonville Property for $1,800,000. For every additional $36,000 raised in the offering and paid by the Company to the Manager, the Company will acquire an additional 1% undivided interest in the Madisonville Property. The last date for closing is set for June 17, 2003. Prior to closing, a complete and current boundary survey will be delivered to the Company. Conveyance of the property will be made by at closing by Warranty Deed, accompanied by a Certificate of Title.

The Manager acquired the Madisonville Property on June 17, 2002 for $1,810,440 in an arms-length transaction from Thomas Hixon, an unrelated party. The Madisonville Property was part of a larger tract owned by Thomas Hixon. Being in the real estate business in Madison County Mississippi, Lee Hawkins became aware of the opportunity to acquire the property.

Appraisal

Messrs. Curtis A. Gentry, IV, M.A.I. and James C. Hamilton, Jr., M.A.I., of Real Estate Appraisers, Inc. inspected and appraised the Madisonville Property and based on their investigation and analysis of data gathered with respect to the Madisonville Property, opined that as of May 22, 2002, the market value of a fee simple interest in the Property, "as is" was $5,430,000.00 or $13,500 per acre.

MANAGER'S PLAN OF OPERATION

General

The Company plans to hold the Madisonville Property indefinitely. It may be ten years or more before the Company develops or sells the property. This approach will allow time for growth in the area and appreciation in the value of the Madisonville Property. Of course, no assurances can be made that the value of the property will increase and the value of the property could decline. If an opportunity arises that in the judgment of the Manager would make an earlier sale of the property prudent, the Company could sell or develop the property earlier than expected. No specific criteria has been developed for making this decision.

The Manager has no specific plans for development of the Madisonville Property. The Company could contract with another party for development of the Madisonville Property, though no plans have been developed in this regard. Likewise, no plans have been developed concerning the financing of the development of the property.

In the meantime, the Company will need to produce enough revenue from the property to cover taxes, insurance and miscellaneous expenses. These costs are estimated to be about $12,800 annually. The Madisonville Property is currently subject to a farm lease that will provide $11,000 in rental income for 2002. This lease terminates after the 2002 crop is harvested. The Company plans to continue to lease the property for agricultural purposes, and expects to enter into a new farm lease before the end of 2002. If sufficient revenues to cover costs cannot be raised by leasing the property for agricultural purposes, the Company would use reserve funds or would obtain financing from commercial lenders or from the Manager to cover these expenses.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000.

The Manager plans to construct a 35 acre lake with a boat ramp on the property and to stock the lake with hybrid bass and various species of bream. Investors and their families will be allowed to fish on the lake without charge. Others will not be allowed to fish on the lake. Construction of the lake will be this year and should take about two years to complete. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. A second lake may be built on the lake but no definite plans have been made for the second lake, and it may not be built. Although the construction of lakes will reduce the amount of farmable land on the Madisonville Property this effect should not be material.

Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

Government Regulation

The primary government regulations affecting the business of the Company are regulations on land use and environmental regulations. Since the Madisonville Property has favorable zoning it is not anticipated that land use regulation will have an adverse impact on the Company. Under various federal, state and local laws and regulations, an owner or operator of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on that property. These laws often impose such liability regardless of whether the owner caused or knew of the presence of hazardous or toxic substances and regardless of whether the storage of those substances was in violation of a tenant's lease. Furthermore, the costs of remediation or removal of those substances may be substantial, and the presence of hazardous or toxic substances, or the failure to promptly remediate those substances, may adversely effect the owner's ability to sell the property or to borrow money using the property as collateral. In connection with the ownership and operation of the Madisonville Property the Company may be potentially liable for such costs. The Company has not obtained an environmental assessment of the Madisonville Property.

Future laws or regulations may be adopted or current laws and regulations may be amended in a manner that adversely affects the Company.

Competition

An increasing number of developers are attempting to develop and market property in Madison County Mississippi, and the Company expects this to continue. As a result, the Company will face substantial competition.

Employees

Neither the Company nor the Manager has any employees.

MANAGEMENT

The management of the Company will be vested exclusively in the Manager, H & H Management, LLC, except for a few extraordinary items. The Manager was organized on May 21, 2002, as a limited liability company under the laws of the state of Mississippi. The Manager will actively manage and conduct the business of the Company, devoting as much time to such management as, in good faith, it determines to be necessary. Very little time will be necessary to manage the Company until a decision is made to develop or sell the Madisonville Property. Except as expressly provided in the Limited Liability Company Agreement, the Manager will have the power to do any and all things necessary or incident to the conduct of the Company's business.

The Manager was formed to acquire the Madisonville Property and manage the Company and has not engaged in any other activity. The Manager does not have any current plans to engage in any other activity although the Limited Liability Company Agreement permits the Manager to engage in other activities.

The sole members of the Manager are W. Gary Hawkins and G. Lee Hawkins. There are no plans to pay compensation to the Manager or to W. Gary Hawkins and G. Lee Hawkins by the Company. The Limited Liability Company Agreement would permit the Manager or it affiliates to be compensated for services provided to the Company if the terms are fully disclosed to all members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party.

W. Gary Hawkins

W. Gary Hawkins graduated from the University of Southern Mississippi with a B.S. in Business Administration in 1972. Since then he has been engaged in the insurance and financial planning businesses. In addition, he has from time to time he has become engaged in other business activities. He received his CLU designation from The American College and his Certified Financial Planner ("CFP") designation from the College for Financial Planners in 1979. He received his Chartered Financial Consultant ("ChFC") designation in 1986. He has been a member of the Million Dollar Round Table and The Mutual Benefit Masters Club and has earned many professional sales and professional achievement awards. He has previously served as licensed franchisee of Logan Farms Honey Glazed Hams stores located in Jackson, Mississippi from 1994 to 1998. In addition, Mr. Hawkins is a managing member of two real estate companies, Chisolm Trails Incorporated, LLC (which serves as General Partner of Chisolm Trails, L.P.), which was formed in 1996 and Meadowlands Management, LLC (which serves Manager of Martin Meadowlands, LLC), which was formed in 2001. He has a principal and registered representative license through the NASD and currently is a registered representative of Centaurus Financial, Inc. During his career, he has acted as a registered representative of various other financial products companies. Mr. Hawkins, age 51, is a resident of Ridgeland, Mississippi. He has resided in either Hinds or Madison County his entire life. He is married and has two children. Mr. Hawkins is a member of Christ United Methodist Church.

G. Lee Hawkins

G. Lee Hawkins, a resident of Madison County, has been actively involved in the real estate market for over 23 years. After graduating from the University of Mississippi with a Business Degree, Mr. Hawkins began his real estate career in 1979. Upon obtaining his GRI designation in 1981, Mr. Hawkins formed Lee Hawkins Realty where he is owner and President. Mr. Hawkins, age 45, was voted Business Person of the Year by the Madison County Chamber of Commerce in 1984. He is a Charter Member of the Madison Ridgeland Rotary Club, Past Board Member of the Madison Chamber of Commerce and past Board member of the Madison County Economic Development Foundation. Specializing in commercial, acreage and recreational properties, Mr. Hawkins has been instrumental in creating residential and commercial developments. He is licensed to sell real estate in Mississippi and Arkansas.

PRIOR PERFORMANCE

The Company and the Manager are new ventures, and do not have a record of performance for potential investors to evaluate. In the past ten years, W. Gary Hawkins has been involved in two prior private investment programs similar to the Company, which are described below.

The offering of interests in the first program terminated in November 1996. The offering of interests in the second program terminated in September 2001. The two programs raised $3,309,000 in the aggregate from 53 investors. Each programs acquired an undeveloped tract of property in Madison County Mississippi. One tract was approximately 200 acres and the other tract was approximately 500 acres. Neither program has sold or developed the property acquired and the distributions by the programs have been nominal.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company will acquire the Madisonville Property from H & H Management, LLC, the Manager of the Company. The members of H & H Management, LLC are W. Gary Hawkins and G. Lee Hawkins. The Manager acquired Madisonville Property on June 17, 2002 for $1,810,440 or $4,500 per acre. The Manager is selling the Madisonville Property to the Company for $3,600,000 or $8,948 per acre. No party other than the Manager was involved in structuring the agreement to sell the Madisonville Property by the Manager to the Company. Therefore, this is not an arms-length purchase.

The Manager will loan the Company the necessary funds to pay offering expenses. The offering expenses are estimated at $40,000. The Manager is intends to construct a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. The Manager will also loan the Company funds necessary to construct the lake. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

CONFLICTS OF INTEREST

There are various conflicts between the interests of the Manager (and its affiliates) and the interest of the Company. Because the Company was organized and will be operated by the Manager, these conflicts will not be resolved through arms-length negotiations but through the exercise of the Manager's judgment, consistent with its fiduciary responsibility to the Members of the Company. These conflicts of interest include the following:

Acquisition of the Property

The Manager has executed a Contract to Sell the Madisonville Property to the Company, which contract requires the Manager to convey the Madisonville Property to the Company, free and clear of all encumbrances, at Closing. The Closing is contingent upon the Manager's ability to raise the offering minimum on or before June 1, 2003.

Other Transactions between the Company and the Manager

The Limited Liability Company Agreement permits the Manager (or its affiliates) to contract with the Company without the approval of the Members. Under the provisions of the Limited Liability Company Agreement, the Manager (or its affiliates) may transact business with the Company, if the terms are fully disclosed to all Members, are commercially reasonable, and are no less favorable to the Company than those that could be obtained from a qualified third party. The Manager (or its affiliates) may lend money to the Company, act as general contractor for development of the Madisonville Property and participate with the management agent of the Madisonville Property in property management fees on terms permitted by the Limited Liability Company Agreement.

Affiliation with Other Real Estate Ventures

The Manager and its affiliates in the future may manage or invest in other entities formed to invest in real properties. Both of the members of the Manager are currently involved in other business endeavors involving real estate in Madison County, Mississippi.

Common Legal Counsel

The Company and the Manager are represented by same legal counsel, and both anticipate that such representation will continue in the future. Should a dispute arise between the Company and the Manager, however, the Manager will cause the Company to retain separate counsel for such disputed matters.

Conflicting Interests on Tax Matters

The Manager will be designated as the "Tax Matters Member" for the Company with authority, under the Internal Revenue Code of 1986, as amended, to resolve disputes between the Company and IRS. IRS regulations require one of the Members to serve in this capacity. The Tax Matters Member generally has authority to bind the Company in any proceeding before the IRS. The Tax Matters Member may have a conflict of interest in determining whether to litigate or to settle a dispute with the IRS since the resolution of a dispute with the IRS may have different consequences for the Manager and the other Members.

FIDUCIARY RESPONSIBILITY OF THE MANAGER

While the law concerning the duties of a manager of a limited liability company is not developed as fully as the law concerning the persons who control other forms of business entities, it is the opinion of many legal authorities that a manager is accountable to a limited liability company and its members as a fiduciary and, consequently, must exercise good faith and integrity in handling company affairs. Legal authorities also believe that a member may take legal action on behalf of himself or all other similarly situated members to recover damages from a manager for violations of its obligations. Members who have suffered losses in connection with deception in the purchase or sale of their interests in a company may have a right of action to recover such losses from a manager in an action based on Section 10b and Rule 10b-5 under the Securities Exchange Act of 1934, as amended. Units in a limited liability company are securities for such purposes in the same manner as interests in a limited partnership.

The Limited Liability Company Agreement provides that the Manager will not be liable to the Company or to the Members, when acting within the scope of the authority granted to it by the Limited Liability Company Agreement and when believing these actions are in the best interests of the Company, provided that the Manager's conduct does not constitute fraud, bad faith, gross negligence or willful misconduct. Therefore, Members may have a more limited right of action than they would have absent the limitation in the Limited Liability Company Agreement.

The Limited Liability Company Agreement also provides for indemnification of the Manager by the Company for liabilities incurred in dealings with third parties on behalf of the Company, except for acts which constitute fraud, bad faith, gross negligence, willful misconduct or as otherwise prohibited under the Mississippi Limited Liability Company Act.

Insofar as the indemnification provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, in the opinion of the Securities and Exchange Commission such indemnification is contrary to public policy and, therefore, unenforceable.

SUMMARY OF THE LIMITED LIABILITY COMPANY AGREEMENT

The Company has been organized as a limited liability company under the laws of Mississippi. Upon the sale of Units in the Company to investors, investors will be admitted as members of the Company. Under Mississippi law, members need not be named in any public filing, and the Manager does not intend to file any document naming members.

Persons who own interests in a limited liability company are referred to as "members." A member is the equivalent of a stockholder in a corporation or a limited partner in a limited partnership. Management of a limited liability company may be either retained by the members (i.e., member managed) (much like a general partnership) or vested in one or more managers (i.e., manager managed) (much like a limited partnership).

The document which governs the relationship of the Manager and the members is referred to as the "Limited Liability Company Agreement." It is somewhat like a limited partnership agreement and many of the provisions will be familiar to investors who have invested in limited partnerships. It also contains provisions that are similar to those contained in a corporation's bylaws.

The following discussion briefly summarizes certain provisions of the Limited Liability Company Agreement of the Company:

Purpose

The business and purpose of the Company is to own, operate, maintain and possibly develop and sell the Madisonville Property.

Management

The Company will be managed by its Manager. Members generally may not participate in the management or control of the Company's business, although under the Agreement, Members have the authority to decide following matters by majority vote: 1) changes in the allocation of income, gain, deductions, etc. for federal income tax purposes; 2) removal of a Manager for cause; 3) accepting a substitute Manager; 4) operating the Company in the absence of a Manager; and 5) dissolving the Company. There will be no annual or other periodic meetings of the Members. However, the Manager may call special meetings of the Members for any purpose, and the Manager must call special meetings upon written request of Members owning at least fifty percent (50%) of the Units in the aggregate.

Withdrawal of the Manager

The Manager may withdraw from the Company upon (a) giving one hundred eighty (180) days written notice to the Members of its intention to so resign and withdraw, (b) providing a substitute manager for the Company who is accepted by a majority vote of the Members and (c) upon receiving, in writing, a majority vote of the Members to such action. Upon the termination of the Manager, the Manager's interest in the income, losses, credits and cash distributions from the Company shall be purchased by the Company for a purchase price determined in accordance with the Limited Liability Company Agreement. In addition, the Manager shall cease to be the Manager in the event it experiences any of the events of withdrawal specified in the Act, including bankruptcy.

Removal of the Manager

The Members, by a majority vote, may remove the Manager for cause. "Cause" is defined as a final judicial determination of gross negligence, a felony committed in connection with the management of the Company, a material breach of its obligations, or fraud in connection with the Company's affairs. Upon removal of the Manager, absent appointment of a substitute manager, the Members will have rights to manage the Company based upon their relative Units, and all actions will be taken by a majority vote of the Members.

Transfer of Units

A Member may not transfer, sell, alienate, assign, bequeath, or in any manner dispose of his Units in the Company except under limited circumstances and with the approval of the Manager.

Liability of Members to Third Parties

A limited liability company is, for purposes of liability, treated in the same manner as a corporation. Thus, the members are not personally liable for the debts, liabilities, contracts, or any other obligations of the Company.

Power of Attorney

Each Member will irrevocably appoint and empower the Manager as his attorney-in-fact to execute, acknowledge, and file (a) any document necessary to reflect changes made in the Membership of the Company, (b) any document necessary to comply with IRS requirements, Federal and state securities law requirements, and the laws of Mississippi, the United States or any subdivision thereof in which the Company conducts its business, and (c) any and all other instruments that may be required or permitted by law to be filed on behalf of the Company.

Dissolution And Liquidation

The Company will continue in existence until it is dissolved and its assets are liquidated for any one of the following reasons: (i) an election is made in writing by the Manager and consented to by a majority vote of the Members; (ii) the Company disposes of substantially all of its property; (iii) the Manager withdraws or becomes bankrupt; (iv) any other event occurs which, under Mississippi law, would cause the dissolution of the Company. Upon dissolution, the Company's assets will be liquidated, debts will be paid, and the remaining proceeds, if any, will be distributed to the Members.

Ordinary Cash Distributions

If the Manager determines, in its sole discretion, that given the financial situation of the Company and its long-term cash needs, that a cash distribution is prudent, then the Company may make a cash distribution to the holders of Units in the Company. The cash distribution would be divided among Unit holders in proportion to number of Units owned.

Distribution of the Net Cash Proceeds from the Sale of Madisonville Property

The net cash proceeds from the sale of Madisonville Property will be distributed as follows:

- ❑ The Company first will pay its liabilities, including any liabilities of the Company to the Manager or to any Unit holder;
- ❑ The Company then will establish any reserves that the Manager deems reasonably necessary for contingent, unmatured, or unforeseen liabilities; and
- ❑ The Company then will distribute the remaining funds to the Unit holders in proportion to number of Units owned, except as described in the next paragraph.

If the Madisonville Property is sold within five years of completion of the offering and if the investors have not received an eight percent (8%) cumulative annual return on the cash investment actually paid by the investor (i.e., not including the outstanding principal balance of any Promissory Note given as consideration for Units) based on all distributions made to Unit holders, then, to the extent of the shortfall, the Manager's interest will be distributed to the other Unit holders. During the five years following completion of the offering, the Manager will not voluntarily let its ownership interest fall below five percent (5%).

Reports to Members

The Manager shall within ninety (90) days after the end of each fiscal year cause the Company to prepare and furnish to each Member a report which contains financial statements and all necessary income tax information for the Members (Schedule K-1 (Form 1065)). The financial statements shall consist of a balance sheet, income statement, statement of changes in the Member's capital, and a statement of cash flows. An independent certified public accountant will prepare these year-end financial statements. Upon written request, the Company will furnish any requesting Unit holder a copy of the Federal income tax return (Form 1065) and applicable state income tax returns of the Company. Unless written objection is made within fifteen (15) days after the mailing of the report, the Members shall be deemed to have agreed to the report.

FEDERAL INCOME TAX MATTERS

The Company is a limited liability company. The Internal Revenue Service permits a limited liability company to make an election (at the time of its application for a taxpayer identification number) to be taxed either as a partnership (in which event all profits and losses are taxable directly to Members), or as a corporation (in which event all profits and losses are taxable to the Company). The Company has elected to be taxed as a partnership.

Under the Internal Revenue Code of 1986, as amended, the Company itself is not subject to any Federal income tax. Instead, a pro-rata share of tax items is passed through to the Members. Each Member, in computing his Federal income tax liability, must take into account his distributive share (as determined by the Limited Liability Company Agreement) of each class of items of income, gain, loss, deduction, or credit of the Company for any tax year, without regard to whether such distributive share is actually distributed to the Member. Generally, these items will be allocated to Unit holders for Federal income tax purposes in proportion to their percentage ownership of the Company, subject to certain complex tax provisions relating to negative capital accounts.

Investors should be cautioned that trusts that invest in the Company as Members may, under certain circumstances, become associations taxable as corporations. In addition, the purchase of Units may be inadvisable for qualified pension, profit-sharing and stock bonus plans, Keogh Plans, and Individual Retirement Accounts since the Company will likely incur debt for development of the Madisonville Property. In the event such a plan purchases Units and the Company is subject to debt, it is likely that a substantial part of the plan's pro rata share of Company taxable income will constitute unrelated business taxable income which would be taxable at the rates applicable to taxable entities.

LEGAL MATTERS

Watkins Ludlam Winter & Stennis, P.A. is serving as special counsel to the Company and the Manager in connection with the offering and the preparation of the Offering Circular. Watkins Ludlam Winter & Stennis, P.A. has assisted in the preparation of the Limited Liability Company Agreement and will assist in the acquisition of the Madisonville Property and other matters relating to the Company and the Manager. Watkins Ludlam Winter & Stennis,

P.A. has not been engaged to protect the interests of the Members. Each investor as a Member should rely on his own counsel.

SALES MATERIALS

Sales material may be used in connection with this offering only when accompanied or preceded by delivery of this Offering Circular. The only written sale material approved for dissemination to prospective investors is a Summary prepared by the Manager highlighting certain aspects of the offering and the Madisonville Property and including several maps. The offering is made only by means of this Offering Circular. Although the information contained in the sale material does not conflict with the information contained in this Offering Circular, such sales material does not purport to be complete and should not be the basis for an investment in the Units.

ADDITIONAL INFORMATION

This offering is being made pursuant to an exemption from registration with the Securities and Exchange Commission under Regulation A. The Company filed a Form 1-A Regulation A Offering Statement with the Securities and Exchange Commission. This Offering Circular, filed as part of the Form 1-A Regulation A Offering Statement, does not contain all of the information set forth in the Form 1-A Regulation A Offering Statement, and the exhibits thereto. Statements made in this Offering Circular concerning the contents of any document filed as an exhibit are summaries of the terms of such document. The Company will furnish upon request without charge a copy of the entire Form 1-A Regulation A Offering Statement or any exhibit thereto. Requests for such documents should be made to: H & H Management, LLC, P.O. Box 58, 2045 Main Street, Madison, Mississippi 39110 (post office box zip code 39130-0058).

The following documents were filed as exhibits to the original Form 1-A Regulation A Offering Statement or Amendment No. 1 to the Form 1-A Regulation A Offering Statement:

Certificate of Organization
Limited Liability Company Agreement
Form of Subscription Agreement
Form of Contract for Purchase and Sale of Real Estate between the Company and the Manager
Form of Promissory Note and Security Agreement
Form of Escrow Agreement
Agreement between the Company and the Manager Concerning Repayment of Advances
Farm Lease on the Madisonville Property
Consent of Curtis A. Gentry, IV, M.A.I.
Consent of James C. Hamilton, Jr., M.A.I.
Consent of Watkins Ludlam Winter & Stennis, P.A.
Opinion re legality
Sales Material
Madisonville Property Appraisal

MADISONVILLE, LLC
(a development stage company)

Balance Sheet
(unaudited)

	As of July 31, 2002
Assets	
Total	$ 0
Liabilities and Equity	
Accounts payable to related party (Note 5)	34,050
Commitments and other matters (Note 6)	
Members' equity	
Paid-in capital	0
Deficit accumulated during the development stage	(34,050)
Total members' equity	(34,050)
Total	$ 0

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Statement of Operations
(unaudited)

	May 28, 2002 (inception) to July 31, 2002
Costs and expenses	
Organizational expenses	$ 50
Offering expenses	31,000
Appraisal costs	3,000
Loss from operations	(34,050)
Net loss	(34,050)
Members' equity, beginning	0
Members' equity, ending	$ (34,050)

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Statement of Cash Flows
(unaudited)

	May 28, 2002 (inception) to July 31, 2002
Cash flows from operating activities:	
Net loss	$ (34,050)
Adjustments to reconcile net loss to cash used in operating activities:	
Increase in accounts payable	34,050
Net cash from operations	0
Cash, beginning	0
Cash, ending	$ 0

The accompanying notes are an integral part of these financial statements.

MADISONVILLE, LLC
(a development stage company)

Notes to Financial Statements
(unaudited)

NOTE 1 - The Company

Madisonville, LLC (the "Company") was organized as a limited liability company under the laws of the State of Mississippi on May 28, 2002. The Manager of the Company, H & H Management, LLC (also a Mississippi limited liability company) was organized on May 21, 2002.

The Company was organized to acquire, own, operate, maintain and possibly develop and sell 402.32 acres of land in Madison County, Mississippi divided into two parcels, Parcel A and Parcel B (the "Madisonville Property"). The principal objectives of the Company are to preserve and protect the Company's capital invested in the Madisonville Property; to provide a small amount of cash flow from the Madisonville Property; to build up equity through appreciation in value of the Madisonville Property; and to sell or otherwise develop the Madisonville Property. The Manager anticipates that the Company will not produce any significant cash flow since it will be holding unimproved real property for future sale or development.

The Company does not intend to acquire any other properties and does not intend to engage in any activities that are not related to the Madisonville Property.

NOTE 2- Summary of Significant Accounting Policies

- Basis of Presentation - These financial statements have been prepared in accordance with generally accepted accounting principles and include all of the adjustments which in the opinion of the Manager of the Company are necessary to make the financial statements not misleading.

- Use of Estimates - The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

- Income Taxes - The Company pays no income taxes and is taxed as a partnership under the provisions of the Internal Revenue Code.

NOTE 3 - Agreement to Acquire Property

The Manager has executed an agreement to sell the Madisonville Property to the Company for $1,795,353 for Parcel A or $3,590,706, or $8,925 per acre, for Parcel A and Parcel B. The Manager acquired the Madisonville Property (Parcel A and Parcel B) on June 17, 2002 for $1,810,440 from Thomas Hixon, an unrelated party.

NOTE 4 - Offering of Units

Madisonville, LLC is offering 95 limited liability company units at $36,000 each for a total of $3,420,000. Each Unit will represent a 1% interest in the Company and may be purchased for either $36,000 in all cash or on payment terms as described in the Offering Circular. The offering will end on December 31, 2002, unless extended by the Manager to June 1, 2003. Unless the Company sells at least 48 Units by that date, the offering will terminate and funds will be returned to subscribers. Pending completion of the offering, the Company will deposit the proceeds of the offering in escrow with BankPlus, Madison, Mississippi. The Manager, or the members of the Manager, may purchase additional Units to cause the 48 Unit minimum to be met.

NOTE 5 - Accounts Payable to Related Party

The Manager will loan the Company the necessary funds to pay the expenses of the offering described in Note 3. The offering expenses are estimated at $40,000. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium. As of July 31, 2002 the Company had accrued $34,050 in offering and organizational expenses, and appraisal costs.

NOTE 6 - Commitments and Other Matters

The Manager intends to construct a 35 acre lake with a boat ramp on the property. The costs of constructing the lake are estimated at $40,000. If the property is acquired by the Company, the Company will repay the Manager for the costs of constructing the lake on the terms set forth in Note 5 above.


NISSAN
Central Mississippi
Industrial Center
Property to be Acquired by Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air

PART III - EXHIBITS

ITEM 1. Index to Exhibits

Exhibit Number	Description	Sequential Page Number
(2)	Certificate of Organization	(1)
(3)	Limited Liability Company Agreement	
(4)	Form of Subscription Agreement	(1)
(6)	Contract for Purchase and Sale of Real Estate between the Company and the Manager	00061
(6)	Form of Promissory Note and Security Agreement	(1)
(6)	Agreement between the Company and the Manager Concerning Repayment of Advances	00071
(6)	Farm Lease on the Madisonville Property	(2)
(9)	Form of Escrow Agreement	00073
(10)(a)	Consent of Curtis A. Gentry, IV, M.A.I.	(1)
(10)(b)	Consent of James C. Hamilton, Jr., M.A.I.	(1)
(10)(c)	Consent of Watkins Ludlam Winter & Stennis, P.A.	(1)
(11)	Opinion re legality	(2)
(12)	Sales Material (revised)	
(15)	Madisonville Property Appraisal	(1)

(1) Filed as an Exhibit to the original Form 1-A Offering Statement.

(2) Filed as an Exhibit to Amendment No. 1 to the Form1-A Offering Statement.

SIGNATURES

The issuer has duly caused this Amendment No. 2 to Form 1-A Offering Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Madison, State of Mississippi, on September 14, 2002.

MADISONVILLE, LLC

By: ______________________
William Gary Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

By: ______________________
Gary Lee Hawkins, Member of H & H Management, LLC, the sole member and manager of Madisonville, LLC

EXHIBIT 3

LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT CONTAINS ARBITRATION PROVISIONS.

LIMITED LIABILITY COMPANY AGREEMENT of MADISONVILLE, LLC

PREAMBLE

THIS LIMITED LIABILITY COMPANY AGREEMENT ("**Agreement**") of **Madisonville, LLC**, a Mississippi limited liability company ("**Company**"), is entered into as of this ____ day of June, 2002, by and among H & H Management, LLC, a Mississippi limited liability company (the "**Manager**"), and such other persons executing this Agreement (the Manager and such other persons being collectively, the "**Members**"), all of whom do hereby constitute and form the Company and adopt this Agreement to govern their respective rights and obligations, upon the terms and subject to the conditions set forth below.

The Company was formed by filing a Certificate of Formation in the office of the Secretary of State of the State of Mississippi on May 28, 2002.

The Manager will have the exclusive authority to manage and to control the business of the Company, and no other Person will participate in the management and control of the Company except to the limited extent set forth in this Agreement.

ARTICLE I DEFINED TERMS

1.1 As used in this Agreement, the following terms will have the following meanings:

"Act" will mean the Mississippi Limited Liability Company Act as the same may be amended from time to time.

"Affiliate" will mean (a) any Person directly or indirectly controlling, controlled by, or under common control with, another Person, (b) a Person owning or controlling ten percent (10%) or more of the outstanding voting securities of such other Person, (c) any officer, director, partner or employee of such Person, and (d) if such other Person is an officer, director, partner or employee, any other entity for which such Person acts in any capacity.

"Appraised Value" will mean the value according to an appraisal made by an independent qualified appraiser. Such qualification may be demonstrated by membership in a nationally recognized appraisal society, such as Member Appraisal Institute, Society of Real Estate Appraisers, or their equivalent, but not limited thereto.

"Available Cash Flow" will mean all cash funds of the Company on hand at the end of each Fiscal Year, less (i) provision for payment of all outstanding and unpaid current cash obligations of the Company at the end of such year (including those which are in dispute) and (ii) the Company's provisions for adequate reserves for reasonably anticipated cash expenses and contingencies (which shall include amounts in the Reserve Funds and may, in the discretion of the Manager, include debt service on the Company's indebtedness), but without deduction for depreciation and other non-cash expenses; provided, however, that Net Cash Proceeds from Sale shall not be included in Available Cash Flow.

"Capital Account" will mean the capital account of a Member as described in Section 4.5 hereof.

"Capital Contribution" will mean the total investment and contribution to the capital of the Company, in cash, by a Member for his Interest.

"Closing Date" will mean the date on which subscriptions for all of the Interests being offered pursuant to the Offering have been accepted by the Manager and the Offering is closed.

"Code" will mean the Internal Revenue Code of 1986, as amended, and any regulations thereunder, or any corresponding provision or provisions of succeeding law.

"Commencement Date" will mean the date the Limited Liability Company Agreement is fully executed by all parties thereto to admit Investors to the Company as Members.

"Company" will mean Madisonville, LLC, the Limited Liability Company created, and existing, by the filing of its Certificate of Formation and supporting documents with the Mississippi Secretary of State, and to be operated under this Agreement.

"Deficit Capital Account" shall mean with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the taxable year, after giving effect to the following adjustments: (i) Credit to such Capital Account any amount which such Member is obligated to restore under Treasury Regulations § 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentence of Treasury Regulations §§ 1.704-2(g)(1) and (i)(5), after taking into account thereunder any changes during such year in partnership minimum gain (as determined in accordance with Treasury Regulations § 1.704-2(d)) and in the minimum gain attributable to any partner nonrecourse debt (as determined under Treasury Regulations § 1.704-2(i)(3)); (ii) Debit to such Capital Account the items described in Treasury Regulations §§ 1.704-1(b)(2)(ii)(d)(4), (5) and (6); and (iii) This definition of Deficit Capital Account is intended to comply with the provision of Treasury Regulations §§ 1.704-1(b)(2)(ii)(d) and 1.704-2, and will be interpreted consistently with those provisions.

"Financing" will mean any mortgage loan related to a Property.

"Interest or Interests" will mean the entire ownership Interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

"Investment Date" will mean the date or dates of the admission of Members, from time to time, into the Company.

"Investor Member" or ***"Investor Members"*** will mean the Person or Persons, other than the Manager, who have been admitted to the Company as provided in Miss. Code Ann. Section 79-29-301, and have not dissociated from the Company.

"Manager" will mean H & H Management, LLC or any other Person who, at the time of reference thereto, has been admitted as a successor to the Interests of H & H Management, LLC as the Manager of the Company. For as long as H & H Management, LLC holds an interest in the Company, it will serve as the Manager with sole authority to control the Company's business (subject to this Agreement) until it relinquishes such authority in writing, and this Agreement and any amendment to the Certificate of Formation required by the Act will have been amended to reflect such relinquishment.

"Majority Vote" will mean the vote of Members who own, at the time of determination, more than fifty percent (50%) of the total outstanding Interests. A greater or lesser percentage may be required for certain actions as set forth in this Agreement.

"Member" will mean the Person(s) listed on Schedule A who are admitted to the Company as Members, as such Schedule A may, from time to time, be supplemented or amended. Unless the context shall otherwise require, the Manager shall be deemed a Member with respect to the Interests which it holds as a Manager. The Manager may hold Interests to the same extent as any Member and shall have all rights and obligations appurtenant to such Interests.

"Mortgage Loan" will mean any long-term mortgage loan secured by the Property.

"Net Cash Proceeds from Sale" will mean the gross amount of cash received from refinancing, sale or other transfer or condemnation of the Property or any part thereof or any other of the Company's assets, less any related costs, including sales commissions and legal expenses, and less any outstanding indebtedness on any of the transferred or condemned assets of the Company.

"Person" will mean any individual, company, corporation, trust or other entity.

"Property" will mean the real Property owned or to be acquired by the Company, and in each case the personal property used in conjunction therewith.

"Reserves" will mean the amounts of money allocated to Reserves maintained for working capital and anticipated capital expenditures of the Company.

"Sale" will mean any Company transaction, (other than farming, rents, ground leasing and any other uses of the Property that generate funds) the receipt of Capital Contributions or Financing, not in the ordinary course of business, including, without limitation, sales, exchanges, or other dispositions of the Property, condemnations, recoveries of damage awards, and insurance proceeds (other than business or rental interruption insurance proceeds), not applied to reconstruct the Property.

"Sponsors" will mean the members and managers of the Manager, W. Gary Hawkins and G. Lee Hawkins.

"Subscription Documents" will mean the agreements, including exhibits thereto, under which a Member agrees to acquire Interests in the Company and under which the Managers agrees to admit the Person to the Company as a Member.

"Substitute Member" will mean any assignee of an Interest who complies with the requirements of Section 7.2(d) in which event said Substitute Member shall have all rights of the assigning Member.

"Unit" will mean a one percent (1%) ownership Interest in the Company to be sold by the Sponsors through the Offering.

1.2 The definitions set forth in this Article I will be deemed substantive provisions of this Agreement. In addition, the recitals to this Agreement will be deemed incorporated herein by this reference and read as an integral part of this Agreement.

ARTICLE II
NAME, OFFICES, TERM AND PURPOSE

2.1 *Name.* The Company will conduct its business under the name **"Madisonville, LLC"**. The Company may use such trade or fictitious names as the Manager deems appropriate.

2.2 ***Principal Office.*** The principal office of the Company will be at 2045 Main Street, Madison, Mississippi 39130-0058. The Company may have such other offices, either within or outside of the State of Mississippi, as the Manager may designate or as the business of the Company may from time to time require.

2.3 ***Registered Office.*** The registered office of the Company, required by the Act to be maintained in the State of Mississippi is 633 North State Street, Jackson, Mississippi 39202, and its registered agent at that address is David B. Grishman. The registered agent is a resident of the State of Mississippi. The registered office and the registered agent may be changed from time to time by action of the Manager and by filing the prescribed form with the Mississippi Secretary of State pursuant to Miss. Code Ann. Section 79-29-106.

2.4 ***Term.*** The Company will have a term, commencing with the date on which its Certificate of Formation was filed in the office of the Secretary of State, and extending until terminated as provided in the Act or herein.

2.5 ***Purpose.*** The business and purpose of the Company is to purchase, own, operate, maintain, possibly develop and sell certain real property (or interests therein), as more particularly described on Exhibit "A" attached hereto and incorporated herein by reference, and the personal property used in conjunction therewith (hereinafter referred to as the "Property"), and such other items as are reasonably necessary or appropriate for the operation and management of such Property, and to do any lawful thing for which a Limited Liability Company may be formed under the Act.

ARTICLE III
MEMBERS AND COMPANY CAPITAL

3.1 *Members.* The manager shall be the initial Member of the Company. The Manager will amend this Agreement to reflect the admission, as Members, of those Persons whose subscriptions for Interests have been accepted.

3.2 ***Company Capital.*** The Company will not redeem or repurchase any Interests, and no Member will have the right to withdraw or to receive any return of his Capital Contribution except as specifically provided herein. No Capital Contribution may be received in the form of property other than cash except for the Manager's initial capital contribution made pursuant to the terms of its Agreement to Contribute Capital.

3.3 ***Status of Members.***

(a) Upon payment in full of the Capital Contribution required with respect thereto, an Interest will be fully paid and nonassessable.

(b) The Members will not be bound by, or be personally liable for, any obligations, losses, debts, expenses, or liabilities of the Company. Any such obligations, losses, debts, expenses, or liabilities will be borne by the Company.

ARTICLE IV
DISTRIBUTIONS OF CASH; ALLOCATIONS OF INCOME, LOSSES AND GAINS

4.1 ***Distribution of Available Cash Flow.*** Available Cash Flow derived from farming, rents, ground leasing and any other uses of the Property that generate funds will be distributed, at the sole discretion of the Manager, to the Investor Members and Manager in proportion to their percentage of Interest.

4.2 ***Distribution of Net Cash Proceeds from Sale.***

(a) All Net Cash Proceeds from Sale will be distributed in the following amounts and in the order of priority:

(i) to the payment of debts and liabilities of the Company (including all expenses of the Company incident to the Sale or Financing) including loans or other debts and liabilities of the Company to any Member or any Affiliate;

(ii) to the establishment of any Reserves which the Manager deems reasonably necessary for contingent, unmatured, or unforeseen liabilities or obligations of the Company including, in the case of Financing, future capital expenditures;

(iii) the remainder will be distributed to the Investor Members and Manager according to their percentage of Interest;

(b) If the Company sells the Property sold within five years of the initial admission of subscribers as Members and if such Members have not received an eight percent (8%) cumulative annual return on the cash investment actually paid by the Members (i.e., not including the outstanding principal balance of any promissory note given as consideration for Interests) based on all distributions made to Members, then, to the extent of the shortfall, the Manager's interest will be distributed to the other Members. During this five-year period, the Manager will not voluntarily let its Interest fall below five percent (5%).

4.3 *Allocation of Income, Gains, Losses and Credits.*

(a) Income, gains and losses for Federal income tax purposes will be determined in accordance with the accounting method followed by the Company for Federal income tax purposes. Every item of income, gain, loss, deduction, credit, or tax preference entering into the computation of income or loss for Federal income tax purposes will be considered allocated to each Member in the same proportion as income and loss are allocated to such Member.

(b) All income, credits and losses for Federal income tax purposes will be allocated to the Members in proportion to their percentage of Interests, provided, however, that losses will not be allocated to any Member for any year in an amount that would create a deficit in such Member's Capital Account in excess of the gains that would be allocated to such Member under Section 4.3(c) hereof if the assets of the Company had been sold on the last day of such year for a price equal to the entire outstanding indebtedness of the Company plus an amount equal to the deficit which such Member is obligated to restore (if any).

(c) Gains and losses for Federal income tax purposes arising from a Sale will be allocated as follows:

(i) Gains for Federal income tax purposes will be allocated first, to the Investor Members in amounts up to the negative balances in their Capital Accounts in the same proportion as the Members' negative Capital Account bears to such aggregate negative Capital Accounts; second, to the Managers if they have a negative Capital Account, to bring such account up to zero; third, any remaining gains will be allocated to the Manager and to the Investor Members in the same proportions as cash is to be distributed as provided herein above.

(ii) Losses for Federal income tax purposes will be allocated to the Investor Members and to the Manager according to their percentage of Interest.

4.4 *Determination of Allocations and Distributions Among Investor Members.*

(a) All income and losses for Federal income tax purposes allocable to the Investor Members and all Available Cash Flow and all Net Cash Proceeds from Sale distributable to the Investor Members will be allocated or distributed, as the case may be, to the Investor Members in proportion to the percentages specified herein above.

(b) All income and losses for Federal income tax purposes not arising from a Sale allocable to the Investor Members will be allocated, and all Available Cash Flow distributable to the Investor Members will be distributed, as the case may be, to the Persons recognized by the Company as the Investor Members as of the last day of the month for which such allocation or distribution is to be made. Each such Investor Member will be allocated the income and losses, and distributed the Available Cash Flow, as the case may be, from the first day of the month in which such Person is admitted into the Company as a Member.

(c) All income and losses for Federal income tax purposes for a Company year not arising from a Sale allocable to any Interest which has been transferred during such year will be allocated between the transferor and the transferee based upon the number of monthly periods on the last day of which each was recognized as the holder of the Interest for purposes of this Section 4.4, without regard to the results of Company operations during particular monthly periods of such year, and without regard to whether cash distributions were made to the transferor or transferee.

(d) All income and losses arising from a Sale allocable to the Investor Members will be allocated, and all Net Cash Proceeds from Sale distributable to the Investor Members will be distributed, as the case may be, to the Persons recognized as Investor Members as of the date of such Sale or Financing. All income and losses for Federal income tax purposes which are attributable to Sales, and all Net Cash Proceeds from Sale which represent Net Cash Proceeds from Sale not received by the Company as cash upon a Sale or Financing, but which will be received later by the Company as a result of an installment or other deferred sale, will be allocated or distributed, as the case may be, to the Persons recognized as the Investor Members as of the date such Net Cash Proceeds from Sale are received by the Company. For purposes of this Section 4.4, an assignee of an Interest will be recognized as the holder of such Interest as of the date of the instrument of assignment, or if no date is specified, the date of the last acknowledgment of such instrument.

(e) Nothing in this Article IV will be construed as to permit assignment of an Interest or the admission of a Person as a Member of the Company, except as will be permitted under the procedures set forth later in this Agreement.

4.5 ***Capital Accounts.***

(a) A separate Capital Account will be maintained for each Member. There will be credited to each Member's Capital Account the amount of his Capital Contribution and such Member's distributive share of the income for Federal income tax purposes of the Company, and there will be charged against each Member's Capital Account the amount of all monies or other assets distributed to such Member and such Member's distributive share of the losses for Federal income tax purposes of the Company.

(b) In the event of a permitted sale or exchange of an Interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the transferred Interest in accordance with Treasury Regulations § 1.704-1(b)(2)(iv).

(c) The manner in which Capital Accounts are to be maintained pursuant to this Section 4.5 is intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If in the opinion of the Company's accountants the manner in which Capital Accounts are to be maintained pursuant to the preceding provisions of this Section 4.5 should be modified to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, then notwithstanding anything to the contrary contained in the preceding provisions of this Section 4.5, the method in which Capital Accounts are maintained shall be so modified; provided, however, that any change in the manner of maintaining Capital Accounts shall not materially alter the economic agreement between or among the Members.

(d) Upon liquidation of the Company (or any Member's Interest), liquidating distributions will be made in accordance with the positive Capital Account balances of the Members, as determined after taking into account all

Capital Account adjustments for the Company's taxable year during which the liquidation occurs. Liquidation proceeds will be paid within sixty (60) days of the end of the taxable year (or, if later, within one hundred-twenty (120) days after the date of the liquidation). The Company may offset damages for breach of this Limited Liability Company Agreement by a Member whose interest is liquidated (either upon the withdrawal of the Member or the liquidation of the Company) against the amount otherwise distributable to the Member.

(e) No Member will have any obligation to eliminate a deficit balance from his Capital Account or to bring his Capital Account into parity with the Capital Accounts of the other Members at any time.

4.6 ***Special Allocations to Capital Accounts.*** No allocations of loss, deduction, and/or expenditures described in Section 705(a)(2)(B) of the Code shall be charged to the Capital Accounts of any Member if such allocation would cause such Member to have a Deficit Capital Account. The amount of the loss, deduction, and/or Code Section § 705(a)(2)(B) expenditure which would have caused a Member to have a Deficit Capital Account shall instead be charged to the Capital Account of any Members which would not have a Deficit Capital Account as a result of the allocation, in proportion to their respective Capital Contributions, or, if no such Members exist, then to the Members in accordance with their percentage of Interests pursuant to Section 4.3 hereinabove.

(a) If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5), or (6), which create or increase a Deficit Capital Account of the Member, then items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year and, if necessary, for subsequent years) shall be specially credited to the Capital Account of the Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Deficit Capital Account so created as quickly as possible. It is the intent that this Section 4.6 be interpreted to comply with the alternate test for economic effect set forth in Treasury Regulations § 1.704-1(b)(2)(ii)(d).

(b) If any Member would have a Deficit Capital Account at the end of any Company taxable year which is in excess of the sum of any amount that the Member is obligated to restore to the Company under Treasury Regulations § 1.704-1(b)(2)(ii)(c) and the Member's share of minimum gain as defined in Treasury Regulations § 1.704-2(g)(1) (which is also treated as an obligation to restore in accordance with Treasury Regulations § 1.704-1(b)(2)(ii)(d)), the Capital Account of the Member shall be specially credited with items of income (including gross income) and gain in the amount of the excess as quickly as possible.

(c) Notwithstanding any other provision of this Section 4.6, if there is a net decrease in the Company's minimum gain as defined in Treasury Regulations § 1.704-2(d) during a taxable year of the Company, the Capital Accounts of each Member shall be allocated items of income (including gross income) and gain for such year (and if necessary for subsequent years) equal to that Member's share of the net decrease in Company minimum gain. This Section 4.6 is intended to comply with the minimum gain charge back requirement of Treasury Regulations § 1.704-2 and shall be interpreted consistently therewith. If in any taxable year that the Company has a net decrease in the Company's minimum gain, if the minimum gain charge back requirement would cause a distortion in the economic arrangement among the Members and it is not expected that the Company will have sufficient other income to correct that distortion, the Managers may in their discretion (and shall, if requested to do so by a Member) seek to have the IRS waive the minimum gain charge back requirement in accordance with Treasury Regulations § 1.704-2(f)(4).

4.7 ***Authority of Members to Preserve and Protect Allocations.***

(a) It is the intent of the Members that each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) will be determined and allocated in accordance with this Agreement to the fullest extent permitted by the Code. In order to preserve and protect the determinations and allocations provided for in this Agreement, to the extent that allocating income, gain, loss, deduction, or credit (or item thereof) in the manner provided for in this Agreement would cause the determinations and allocations of each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) not to be permitted by the Code and Regulations promulgated thereunder, any Member may submit to a vote of the Members, at a meeting called for that purpose, a permitted method of allocating such income, gain, loss, deduction, or credit (or item thereof).

(b) In adopting any allocation (the "new allocation") under Section 4.7(a) hereof, the Company will require a unanimous vote of the Members. In addition, the Company will have been advised by legal counsel to the Company and by the accountants for the Company that under the Code and the Regulations thereunder, (i) the new allocation is necessary, and (ii) the new allocation is the minimum modification of the allocations otherwise provided for in this Agreement necessary in order to assure that, either in the then current year or in any preceding year, each Member's distributive share of income, gain, loss, deduction, or credit (or item thereof) is determined and allocated in accordance with this Agreement to the fullest extent permitted by the Code and the Regulations thereunder.

(c) If the Manager is required by this Section 4.7 to make any new allocation in a manner less favorable to the Members than is otherwise provided for in this Article IV, the Manager is authorized and directed, insofar as advised by legal counsel to the Company and by the accountants for the Company that it is permitted by Section 704(b) of the Code, to allocate income, gain, loss, deduction, or credit (or item thereof) arising in later years in a manner so as to bring the allocations of income, gain, loss, deduction, or credit (or item thereof) to the Members as nearly as possible to the allocations thereof otherwise contemplated by this Article IV.

(d) New allocations made by the Manager under this Section 4.7 in compliance with Section 4.7(b) hereof and allocations made by the Manager under Section 4.7(c) hereof in reliance upon the advice of legal counsel to the Company and of the accountants for the Company will be deemed to be made pursuant to the fiduciary obligation of the Manager to the Company and the Members, and no such allocation will give rise to any claim or cause of action by any Member. Any allocation made pursuant to this Section 4.7 will be deemed to be a complete substitute for any allocation otherwise provided for in this Article IV and no amendment of this Agreement will be required.

ARTICLE V
GOVERNANCE OF THE COMPANY;
RIGHTS, OBLIGATIONS AND POWERS OF THE MANAGER

5.1 *Management of the Company.*

(a) The Manager, within the authority granted to it under this Agreement, will have full, complete and exclusive discretion to manage and to control the business of the Company to the best of its ability, and to use its best efforts to carry out the purpose of the Company.

(b) All decisions made for and on behalf of the Company by the Manager will be binding upon the Company. Except as expressly otherwise set forth elsewhere in this Agreement, the Manager, acting for and on behalf of the Company, in extension and not in limitation of the rights and powers given by this or by the other provisions of this Agreement will, in its sole discretion, have full and entire right, power, and authority in the management of the Company's business to do any and all things necessary to effectuate the purpose of the Company. Without limiting the foregoing grant of authority, but subject to the other provisions of this Agreement, the Manager will have the right, power, and authority, acting for and on behalf of the Company, to do all acts and things set forth in Section 5.2 hereof. No Person dealing with the Manager will be required to determine its authority to make any undertaking on behalf of the Company, or to determine any facts or circumstances bearing upon the existence of such authority.

(c) In the event that the Manager determines, in its sole discretion, that it would be in the best interest of the Company to borrow money for some worthwhile Company purpose, the Manager shall have the authority to cause the Company to borrow money from banks and other lending institutions upon such commercially reasonable terms as the Manager shall determine.

(d) All of the Company's expenses will be billed to, and paid by, the Company. The expenses to be paid by the Company in connection with the Company's business include, by way of example and not of limitation: (i) all costs of personnel employed by the Company and involved in the business of the Company, (ii) all costs of borrowed money, taxes and assessments applicable to the Company, (iii) legal, audit, accounting, escrow, engineering, and appraisal fees, (iv) fees and expenses paid to independent contractors, mortgage bankers, finders, brokers, consultants, real estate brokers, and other agents, (v) expenses in connection with the acquisition, sale, exchange, or other disposition, and financing of the Property, (vi) expenses of communicating with Members, including the preparation and mailing of reports, and (vii) costs incurred in connection with any litigation or regulatory proceeding in which the Company is involved.

5.2 ***Authority of the Manager.***

(a) Subject to Section 5.4 hereof, the Manager for, and in the name and on behalf of, the Company is hereby authorized, without limitation:

(i) to acquire, develop, own, operate and manage the Property;

(ii) to acquire by purchase, lease, exchange, or otherwise, any personal property;

(iii) to form subsidiaries as long as (1) the Company owns 100% of such subsidiaries and (2) the Manager of the Company is the manager of such subsidiaries;

(iv) subject to Section 5.1(c) hereof, to borrow money and issue evidences of indebtedness, and to secure the same by mortgage, deed of trust, pledge, or other lien on the Property or other assets of the Company;

(v) to employ agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and operations of the Company, and to pay fees, expenses, salaries, wages, and other compensation to such persons;

(vi) to pay, extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as it may determine and upon such evidence as it may deem sufficient, any debt obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Company;

(vii) to determine the appropriate accounting method or methods to be used by the Company;

(viii) to cause the Company to make or to revoke any elections referred to in any sections of the Code;

(ix) to establish and maintain Reserves for such purposes and in such amounts as it deems appropriate from time to time;

(x) to pay full recourse debts and obligations prior to nonrecourse debts or obligations, so long as such payment is consistent with the Managers' fiduciary duties to the Members;

(xi) to amend this Agreement to reflect the addition or substitution of Members, or the reduction of Capital Accounts upon the return of capital to Members;

(xii) to engage in any kind of activity and to perform and carry out contracts of any kind necessary to, in connection with or incidental to, the accomplishment of the purposes of the Company; and

(xiii) to elect to dissolve the Company at any time within its sole discretion.

(b) With respect to all of its obligations, powers, and responsibilities under this Agreement, the Manager is authorized to execute and deliver, for and on behalf of the Company, such notes and other evidences of indebtedness, contracts, agreements, agreements required pursuant to the rules and regulations of any governmental or quasi-governmental agency, assignments, deeds, leases, loan agreements, mortgages, and other security instruments and agreements as it deems proper; all on such terms and conditions as it deems proper.

5.3 ***Authority of the Manager and their Affiliates to Deal With the Company.*** The Manager and Affiliates of the Manager may, and will have the right to, deal with the Company in the same manner and to the same extent as any Person not a Member, provided, however, that the terms of any dealings between the Company, the Manager, or an Affiliate of the Manager, will be fully disclosed to all Members, will be on commercially reasonable terms, and will be on terms and conditions no less favorable to the Company than those obtainable from a qualified third party. The Manager and Affiliates of the Manager may and will have the right to lend money to the Company. The Manager and Affiliates of the Manager may, and will have the right to, act as general contractor for construction of the Property and may participate with the management agent of the Property in Property Management Fees on terms and conditions permitted by this Agreement.

5.4 ***General Restrictions on Authority of the Manager.*** In exercising management and control of the Company, the Manager, on behalf of the Company and in furtherance of the business of the Company, will have the authority to perform all acts which the Company is authorized to perform. The Manager will not have any authority to:

(a) perform any act in violation of this Agreement;

(b) do any act required to be approved or ratified in writing by all, or a specified percentage of, Members under the Act, unless the right to do so is expressly otherwise given in this Agreement;

(c) borrow from the Company;

(d) do any act which would make it impossible to carry on the ordinary business of the Company;

(e) confess a judgment against the Company;

(f) possess Property owned by the Company, or assign their rights in Property owned by the Company, for other than Company purposes;

(g) admit a Person as a Manager, except as provided in this Agreement;

(h) knowingly perform any act that would subject any Member to unlimited liability in any jurisdiction;

(i) invest in junior trust deeds, second mortgages, or similar obligations;

(j) invest in the securities of other issuers; and

(k) underwrite the securities of other issuers.

5.5 ***Management Obligations.*** In conducting the business of the Company, the Manager will be bound by the following:

(a) the Company's interest in the Property will be acquired primarily with the potential of long-term appreciation;

(b) the Company will not reinvest any Net Cash Proceeds from Sale except as to create or replenish Reserves in an amount deemed desirable by the Manager; and

(c) the Manager will have fiduciary responsibility for the safekeeping and use of all Company assets, whether or not in its immediate possession or control, and will not employ, or permit another to employ, such assets in any manner but for the exclusive benefit of the Company.

5.6 ***Delegation of Authority.*** Subject to the provisions of this Article V, the Manager may delegate all or any of their powers, rights, and obligations hereunder, and may appoint, employ, contract, or otherwise deal with any Person for the transaction of the business of the Company, which Person may, under supervision of the Manager, perform any acts or services for the Company as the Manager may approve.

5.7 ***Other Activities.*** The Manager and its Affiliates may engage in or possess interests in other business ventures of every kind and description for their own accounts, including, without limitation, serving as Manager of other companies which own, build, syndicate, operate, or have any dealings or relationships with, either directly or through interests in, other companies or projects, whether or not in competition with the Property. Neither the Company nor any of the Members will have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom.

5.8 ***Limitation on Liability of Manager: indemnification.***

(a) The Company shall not indemnify the Manager for any liability or loss suffered by the Manager, nor shall the Manager be held harmless for any loss or liability suffered by the Company, unless all of the following conditions are met: (1) the Manager has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company; (2) The Manager was acting on behalf of or performing services for the Company; (3) Such liability or loss was not the result of negligence or misconduct by the Manager; (4) Such indemnification or agreement to hold harmless is recoverable only out of Company net assets and not from Members. The termination by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, is not, of itself, determinative that the Manager did not act in good faith and in a manner which is reasonably believed to be in, or not opposed to, the best interest of the Company. Any indemnification under this Section 5.8(a), unless ordered by a court, will be made by the Company only as authorized in the specific case and only upon a determination by independent legal counsel in a written opinion that indemnification is proper under the circumstances because the indemnified party has met the applicable standard of conduct set forth in this Section 5.8(a).

(b) Notwithstanding any thing to the contrary contained in Section 5.8(a), the Manager and any person acting as broker-dealer shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) There has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (2) Such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; (3) A court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification or the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the Securities and Exchange Commission and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

(c) The Company may not incur the cost of that portion of liability insurance which insures the Manager for any liability as to which the Manager is prohibited from being indemnified under this section.

(d) The advancement of Company funds to a Manager or its affiliates for legal expenses and other costs incurred as a result of any legal action for which indemnification is being sought is permissible only if all of the following conditions are satisfied: (1) The legal action relates to acts or omissions with respect to the performance of duties or services on behalf of the Company; (2) The legal action is initiated by a third party who is not a Member, or the legal action is initiated by a Member and a court of competent jurisdiction specifically approves such advancement; (3) The Manager or its affiliates undertake to repay the advanced funds to the Company, together with the applicable legal rate of interest thereon, in cases in which such Person is found not to be entitled to indemnification.

5.9 ***Tax Status of the Company.*** The Manager will use its best efforts to meet such requirements of the Code, as interpreted from time to time by the Internal Revenue Service, by any other agency of the federal government, or by the courts, necessary to assure that the Company will be classified as a "partnership" for Federal income tax purposes. The Manager is hereby designated the "Tax Matters Member" for the Company.

5.10 ***Restrictions on Authority to Deal with the Manager and its Affiliates.*** Other than as specifically authorized in this Article V, the Manager is prohibited from entering into any agreements, contracts, or arrangements on behalf of the Company, with themselves or with any of its Affiliates. Such prohibition will include, without limitation, the following: (i) the Company will not loan money to the Manager or any Affiliate of the Manager; (ii) neither the Manager nor any of its Affiliates will loan funds to the Company, if the interest rates and other finance charges and fees in connection with such loan are in excess of the amounts charged by unrelated banks on comparable loans, or make loans with a prepayment charge or penalty; and (iii) no compensation or fees will be paid to the Manager or to its Affiliates except as described in this Agreement or in the available cash flow.

5.11 ***Fiscal Matters.***

(a) ***Fiscal Year.*** The fiscal year of the Company will begin on the first day of January and end on the last day of December each year, unless otherwise determined by resolution of the Members and approved by the Internal Revenue Service for Federal income tax purposes.

(b) ***Deposits.*** All funds of the Company will be deposited, from time to time, to the credit of the Company in such banks, trust companies, or other depositories as the Manager may select.

(c) ***Checks, Drafts Etc.*** All checks, drafts, or other orders for the payment of money, and all notes or other evidences of indebtedness issued in the name of the Company, will be signed by the Manager or by such person as the Manager may designate by Bank Form of Resolution or other action.

(d) ***Accountant.*** An Accountant may be selected, from time to time, by the Manager to perform such tax and accounting services as may, from time to time, be required. The Accountant may be removed by the Manager without assigning any cause.

(e) ***Legal Counsel.*** One or more Attorney(s) at Law may be selected from time to time by the Manager to review the legal affairs of the Company and to perform such other services as may be required, and to report to the Members with respect thereto. The Legal Counsel may be removed by the Manager without assigning any cause.

5.12 ***Meetings and Voting.***

(a) ***Vote Required for Actions.*** Except where a greater percentage is required by this Agreement or by law, all actions taken by the Company requiring a vote by the Members will be taken upon a Majority Vote of the Members, with respect to percentage of Interests. No vote will be required on any matter which is within the powers of the Manager, and the Manager will have exclusive authority in the operation of the Company's affairs.

(b) ***Meetings.*** The Manager does not contemplate the holding of meetings of the Members of the Company unless the same will be required by the Act. However, special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Manager and will be called upon a request, addressed to the Manager, by Members holding not less than ten percent (10%) of the Interests.

(c) ***Notice of Meeting.*** Written notice (including facsimile and telegraph) stating the place, day and hour of the meeting and, in case of a special meeting, the purposes for which the meeting is called, will be delivered not less than ten days before the date of the meeting, to each Member of record entitled to vote at such meeting. If mailed, such notice will be deemed to be delivered when deposited in the United States mail, addressed to the Member at his address as it appears on the books of the Company, with postage thereon prepaid. When all the Members of the Company are present at any meeting, or if those not present sign in writing a waiver of notice of such meeting or subsequently ratify all of the proceedings thereof, the transactions of such meeting are as valid as if a meeting were formally called and notice had been given.

(d) ***Quorum.*** At any meeting of the Members, a majority of the percentage of Interests, as determined by the Capital Contribution of each Member as reflected on the books of the Company, represented in person or by proxy, will constitute a quorum at a meeting of the Members. If less than said majority of the percentage of Interests are represented at a meeting, a majority of the Interests so represented may postpone the meeting without further notice. At such postponed meeting, if a quorum is present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough Members to leave less than a quorum.

(e) ***Proxies.*** At all meetings of the Members, a Member may vote by proxy, executed in writing by the Member or by his duly authorized attorney-in-fact. Such proxy will be filed with the Managers before or at the time of the meeting. No proxy will be valid after three months from the date of its execution, unless otherwise provided in the proxy.

(f) ***Voting by Certain Members.*** Interests held in the name of a corporation, partnership or company may be voted, to the extent a vote is allowed under the terms of this Agreement, by such officer, partner, agent or proxy as the bylaws of such entity may prescribe, or in the absence of such provision, as the board of directors or equivalent body of such entity may determine. Interests held by a trustee, personal representative, administrator, executor, guardian or conservator may be voted, to the extent a vote is allowed under the terms of this Agreement, by him, either in person or by proxy, without a transfer of such certificates into his name.

(g) ***Presumption of Assent.*** A Member of the Company who is present at a meeting of the Members at which action on any matter is taken, will be presumed to have assented to the action taken, unless his dissent is entered in the minutes of the meeting or unless he files his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or unless he forwards such dissent by certified mail to the secretary of the meeting immediately after the adjournment of the meeting. Such right to dissent will not apply to a Member who voted in favor of such action.

5.13 ***Membership Certificates and their Transfer.*** The Company will not be required to issue Membership Certificates but may rely solely on this Agreement to determine the respective percentage of Interests of the Members. If the Manager determines to issue Membership Certificates, then Certificates representing an equity Interest in the Company will be in such form as will be determined by the Manager, and such Certificates will be signed by the Manager. All Membership Certificates will be consecutively numbered or otherwise identified. The name and address of the person to whom the Membership Certificates are issued, with the Capital Contribution and the date of issue, will be entered in the Certificate Register of the Company. In case of a lost, destroyed, or mutilated Membership Certificate, a new one may be issued upon such terms and indemnity to the Company as the Manager may prescribe. The fact that the equity Interest of a Member is certificated will not permit assignment, except to the extent and subject to the conditions set forth in this Agreement.

5.14 ***Officers of the Company.***

(a) ***Management.*** The business of the Company will be conducted under the exclusive management of the Manager, who will have exclusive authority to act for the Company in all matters.

(b) ***Manager.*** The Manager will, when present, preside at all meetings of the Members, be the official spokesperson for the Company, and be the persons primarily responsible for conducting transactions with the Company's legal counsel and accountants. The Manager may sign, on behalf of the Company, such deeds, mortgages, bonds, contracts, or other instruments which have been appropriately authorized to be executed by the Manager, except in cases where the signing or execution thereof will be expressly delegated by the Members, by this Agreement, or by law to some other officer or agent of the Company, and, in general, he will perform such duties as may be prescribed by the Manager from time to time.

(c) ***Other Officers.*** The Manager may, from time to time, designate certain Persons to act as officers for the Company.

ARTICLE VI
RETIREMENT OR EXPULSION OF THE MANAGER

6.1 ***Manager's Resignation.*** The Manager may not resign and/or withdraw from the Company without (i) first providing one hundred eighty (180) days written notice to the Members of its intent to so resign and withdraw, (ii) without providing a substitute Manager for the Company who is accepted by a Majority Vote of the Members, and (iii) without receiving, in writing, the approval of at least a majority in Interest of the Members in the Company to such action. In the event the Members accept the Manager's resignation, the Company will purchase the Manager's Interests in the Company for the fair market value of its Interests as determined by an agreement between the Manager and the Members, or, if they cannot agree, by arbitration in accordance with the provisions of Article XI and the then-current rules of the American Arbitration Association not inconsistent with the terms of this Agreement. Notwithstanding the provisions of Article XI hereof, the expense of arbitration will be borne equally by the Manager and the Company. The fair market value of the Manager's Interests will be the amount that it would receive upon dissolution and termination of the Company, assuming that such dissolution and termination occurred on the date of its resignation as Manager and the assets of the Company were sold for their then-current fair market value without any compulsion on the part of the Company to sell such assets.

6.2 ***Events of Withdrawal.*** The Manager will cease to be the Manager in the event it experiences any of the events of withdrawal specified in the Act, absent the written consent of all Members.

6.3 ***Removal of the Manager.*** The Members will have the right to remove the Manager and to expel it from the Company for "cause", which means a final judicial determination that the Manager (i) was grossly negligent in failing to perform its obligations under this Agreement, (ii) committed a fraud upon the Members or upon the Company, (iii) committed a felony in connection with the management of the Company or its business, or (iv) was in material breach of its obligations under this Agreement. In such event, the Manager's Interests will be purchased by the Company for a purchase price determined by an agreement between the Manager and the Members, or, if they cannot agree, by arbitration in accordance with the provisions of Article XI and the then-current rules of the American Arbitration Association not inconsistent with the terms of this Agreement. Notwithstanding the provisions of Article XI hereof, the expense of arbitration shall be borne equally by the Manager and the Company. In the event that the Manager is removed for cause, it may not be entitled to receive the fair market value of his Interests described in Section 6.1 hereof. If all of the Managers are removed, then unless a successor Manager is appointed pursuant to Section 6.4 hereof, the Company will be governed by the Members who will act by Majority Vote.

6.4 ***Replacement of the Manager.*** In the event the Manager is removed, retires, withdraws, or otherwise ceases to be a Manager, the Company will be governed by its Members unless a new Manager, who agrees to act as such, is appointed by written consent upon a Majority Vote of the Members. Any Member may request a meeting at which such vote may be taken, and will provide notice of that meeting to all Members not less than twenty days prior to the date set for such meeting. At such meeting, the Members may elect a successor Manager. The successor Manager will be governed by the terms and provisions of this Agreement and such successor Manager will agree, in writing, to be bound by and to accept all rights, duties, privileges, and obligations set forth herein as appertaining to the Manager.

ARTICLE VII
TRANSFERABILITY OF INTERESTS

7.1 ***Restrictions on Transfers of Interests.***

(a) No assignment or transfer of Interests will be effective without the prior written consent of the Manager, which consent may be withheld for any or no reason. Provided such consent is obtained, a Member may assign his Interests, by a duly executed written instrument of assignment, the terms of which shall not be in contravention of any of the provisions of this Agreement. Notwithstanding the foregoing, no Member may sell, assign, transfer, or exchange any Interests:

(i) if, in the opinion of legal counsel for the Company, such sale, assignment, transfer or exchange would result, when considered with all other sales, assignments, transfers, and exchanges of Interests in the Company within the previous twelve (12) months, in the Company being considered to have been terminated within the meaning of Section 708 of the Code; or

(ii) if legal counsel for the Company will be of the opinion that such sale, assignment, transfer or exchange would be in violation of any applicable Federal or State Securities Laws (including any investor suitability standards).

(b) Any attempted sale, assignment, transfer or exchange in contravention of the provisions of this Article VII will be void and ineffectual and will not be recognized by the Company.

7.2 ***Right of First Refusal to Purchase Interests.*** No Member will sell or in any manner dispose of his Interests until he has offered to sell such Interests to the Manager for its Appraised Value determined at the time the sale is to take place. However, the Manager is under no obligation to purchase any Member's Interests.

7.3 ***Transfer Upon Death.*** Upon the death of a Member, his Interest may pass by will or intestacy to his heirs and such Interest shall be treated as an assignment by the deceased Member consented to by the Manager as provided in Section 7.1 hereof.

7.4 ***Assignees and Substitute Members.***

(a) If a Member dies, his executor, administrator or trustee, or, if he is adjudicated incompetent, his committee, guardian or conservator, or, if he becomes bankrupt, the trustee or receiver of his estate, will have all the rights of a Member for the purpose of settling or managing his estate and such power as the decedent or incompetent possessed to assign all or any part of his Interests and to join with the assignee thereof in satisfying conditions precedent to such assignee becoming a Substitute Member. The death, dissolution, adjudication of incompetence or bankruptcy of a Member will not dissolve the Company unless by Majority Vote the remaining Members consent to dissolve the Company.

(b) The Company need not recognize for any purpose any assignment of all or any fraction of the Interests of a Member, unless there will have been filed with the Company and recorded on the Company's books, a duly executed and acknowledged counterpart of the instrument making such assignment, consented to by the Manager, and such instrument evidences the written acceptance by the assignee of all of the terms and provisions of this Agreement (including the special power of attorney in Article X hereof), represents that such assignment was made in accordance with all applicable laws and regulations (including investor suitability requirements), and in all other respects is satisfactory in form and substance to the Manager. Except as provided in Section 4.4(d) hereof, assignees of Interests will be recognized as such on the first day of the calendar month following the month in which the Company receives the instrument of assignment provided in this Section 7.3(b).

(c) Any Member who assigns all of his Interests will cease to be a Member of the Company, except that unless and until a Substitute Member is admitted in his stead, such assigning Member will retain the statutory rights of an assignor of an Interest under the Act. The rights of an assignee of Interests who does not become a Substitute Member will be limited to receipt of his share of Available Cash Flow, Net Cash Proceeds from Sale and Company income and losses as determined under Article IV, and distributions upon liquidation and dissolution, as determined under Section 8.2 hereof.

(d) An assignee of Interests may become a Substitute Member only if the assignor first satisfies all of the following conditions:

(i) the instrument of assignment sets forth the intent of the assignor that the assignee succeed to the assignor's Interest as a Substitute Member in his place;

(ii) the assignee will have fulfilled the requirements of Sections 7.1 and 7.3(b) hereof, including the written acceptance and adoption by the assignee of the provisions of this Agreement, and his execution, acknowledgment and delivery to the Manager of a special power of attorney, the form and content of which are described herein;

(iii) the assignee will have paid all reasonable legal fees and filing costs incurred by the Company in connection with his substitution as a Member; and

(iv) the Manager will have consented to such substitution, which consent may be granted or withheld by the Manager in its sole and absolute discretion.

(e) This Agreement will be amended to recognize the admission of Substitute Members.

(f) An assignee of Interests who does not become a Substitute Member and who desires to make a further assignment of his Interests will be subject to all the provisions of this Article VII to the same extent, and in the same manner, as a Member desiring to make an assignment of Interests.

7.5 ***Section 754 Elections.*** In the event of a transfer of all or any part of the Interests of a Member, the Manager, in its sole discretion, may make an election to adjust the basis of the Company's assets pursuant to Section 754 of the Code; provided, however, since the Manager will be transferring part of its Interests in conjunction with the Offering, the Manager will make an election to adjust the basis of the Company's assets pursuant to Section 754 of the Code. The expenses incurred in making such election will be borne by the transferee; provided, however, the expenses incurred in making such election in conjunction with the Offering will be borne by the Manager.

ARTICLE VIII
TERMINATION AND DISSOLUTION OF THE COMPANY

8.1 ***Events Causing Dissolution.*** The Company will be terminated upon the earliest to occur of the following events:

(a) An election to dissolve the Company made in writing by the Manager.

(b) The sale, exchange, or other disposition of all or substantially all of the Property of the Company, provided, however, that if the Company receives a purchase money mortgage in connection with such sale, the Company will continue until such mortgage is satisfied, sold, or otherwise disposed of;

(c) Subject to Section 8.4 hereof, the retirement, withdrawal, bankruptcy, death, disability, insanity or legal incapacity of the Manager; and

(d) Any other event which, under Mississippi law, would cause the dissolution of the Company.

8.2 ***Winding Up.*** Upon the dissolution of the Company and commencement of winding up of the Company pursuant to Article 8 of the Act, the Manager shall file a Certificate of Dissolution with the Mississippi Secretary of State as required under the Act. After filing the Certificate of Dissolution, the Manager shall wind up the Company's affairs and satisfy the Company's liabilities. The Members shall liquidate all of the Company property as quickly as possible consistent with obtaining the full value of said property. During this period, the Company shall continue to operate and all of the provisions of this Agreement shall remain in effect. The Company shall notify all known creditors and claimants of the dissolution of the Company in accordance with the Act. After completion of the winding up of the affairs of the Company, the Manager shall file a Certificate of Cancellation with the Mississippi Secretary of State as required under the Act.

8.3 ***Distribution on Dissolution.*** Upon a dissolution and termination of the Company for any reason, the Manager will take full account of the Company assets and liabilities, and in the event that the Manager chooses not to purchase such assets, it will liquidate the assets as promptly as is consistent with obtaining the fair market value thereof and will apply and distribute the proceeds therefrom in accordance with Article IV.

8.4 ***Continuation of the Company.*** The retirement, withdrawal, bankruptcy, dissolution, removal, death, disability, insanity or legal incapacity of the Manager will not dissolve the Company unless the Members, by Majority Vote, consent to dissolve the Company. Instead, the Members, by Majority Vote, may agree to elect a substitute Manager who agrees to serve as such and make a filing with the Secretary of State of Mississippi evidencing the foregoing. In the absence of the appointment of successor Manager, management of the Company will be vested in the Members who will operate the Company by Majority Vote.

ARTICLE IX
BOOKS AND RECORDS; REPORTS

9.1 ***Books and Records.*** The books and records of the Company will be kept at the principal office of the Company or at such other places, within or without the State of Mississippi, as the Managers will from time to time determine.

9.2 ***Right of Inspection.*** Any Member of the Company will have the right to examine at any reasonable time or times for any purpose, the books and records of account, minutes of meetings, and records of Members and to make copies thereof. Such inspection may be made by any agent or attorney of a Member. Upon the written request of any Member of the Company, the Company will mail to such Member (1) its most recent financial statements, showing in reasonable detail its assets and liabilities and the results of its operations, (2) copies of the Company's federal, state and local income tax returns, and (3) other information regarding the affairs of the Company as is just and reasonable.

9.3 ***Financial Records.*** All financial records will be maintained and reported based on generally acceptable accounting principles.

9.4 ***Reports to Investors.*** As soon as practicable after the end of each fiscal year, and in all events not later than the dates indicated below, the Manager will cause to be prepared and furnished to each Member reports containing at least the following information:

(a) By each March 31, IRS Form K-1 or similar form as may be required by the IRS, stating the Member's allocation of income, gain, loss, deduction or credit for the fiscal year.

(b) By each June 30, or as soon thereafter as is practicable, an audited balance sheet and the related statements of income, available cash flow and Member's capital and changes in financial position.

9.5 ***Filings.*** The Manager, at Company expense, will cause the income tax returns for the Company to be prepared on an accrual basis and to be timely filed with the appropriate authorities. The Manager, at Company expense, will also cause to be prepared and timely filed, with appropriate state regulatory and administrative bodies, any reports required to be filed with such entities under then-current applicable laws, rules and regulations. Such reports will be prepared on the accounting or reporting basis required by such regulatory bodies. Any Member will be provided with a copy of any such report upon request without expense to him.

9.6 ***Bank Accounts.*** All funds of the Company will be deposited in such bank account or accounts as will be established and designated by the Manager. Withdrawals from any such bank account(s) will be made upon such signature(s) as the Manager may designate. All deposits and other funds not needed in the operation of the business of the Company and not distributed to the Members may be invested in short-term debt obligations, money market funds or savings accounts, and/or in one or more interest-bearing or non-interest-bearing bank accounts in such manner as the Manager may determine. The Company funds will not be commingled with the funds of another Person.

ARTICLE X
RIGHTS, POWERS AND VOTING RIGHTS OF THE MEMBERS

10.1 *No Management and Control.* The Members will take no part in or interfere in any manner with the control, conduct, or operation of the Company and will have no right or authority to act for or bind the Company.

10.2 *Additional Rights and Powers.* In addition to the right to vote on certain matters elsewhere set forth herein, the Members will have the following rights, powers, privileges, duties, and liabilities:

(a) The Members will have the right to have full and true information of all things affecting the Company and will be entitled to such reports as are provided in this Agreement.

(b) The Members have the right to demand the return of their Capital Accounts in cash only on the dissolution and winding up of the Company.

(c) Each Member or his duly authorized representatives will be entitled, upon written request and for any proper purpose, to (i) review the records of the Company at reasonable times and at the location where such records are kept by the Company, and (ii) to obtain a current list of the names, addresses, and percentage of Interests of the Members, provided, that no Member or his duly authorized representative will have any right to sell or otherwise distribute such list, or use such list for any business purpose.

(d) The Members will have all rights granted in the Act to the extent not restricted by this Agreement or by law.

10.3 ***Limitations.*** No Member will have the right or power to: (i) withdraw or reduce his Capital Contribution to the Company except as a result of the dissolution of the Company or as otherwise provided by law; (ii) bring an action for partition against the Company; (iii) cause the termination and dissolution of the Company, except as set forth in this Agreement; or (iv) demand or receive property other than cash in return for his Capital Contribution. No Member will have priority over any other Member either as to the return of contributions of capital or as to income, losses and cash distributions. Other than upon the termination and dissolution of the Company as provided by this Agreement, there has been no agreed-upon time when the Capital Contribution of each Member may be returned.

10.4 ***Amendments to this Agreement.*** This Agreement may be amended from time to time by the Manager, without the consent of any of the Members, (i) to add to the representations, duties or obligations of the Manager or its Affiliates or surrender any right or power granted to the Manager or its Affiliates herein, for the benefit of the Members, (ii) to cure any ambiguity, to correct or supplement any provision herein which may be inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement which will not be inconsistent with the provisions of this Agreement, (iii) to reflect reductions in the Capital Contributions of the Members resulting from the return of capital to the Members in accordance with the requirements of this Agreement, (iv) to delete or add any provision required to be so deleted or added by a governmental agency, and (v) as otherwise provided for pursuant to this Agreement. Notwithstanding anything to the contrary contained in this Agreement, this Agreement may not be amended, without the consent of the Members, to be adversely affected by any amendment that:

(a) modifies the liability of a Member;

(b) except in accordance with Section 4.6 hereof, alters the interest of the Manager or Members in the income, losses, tax credits, and cash distributions from the Company; or

(c) affects the status of the Company as a "partnership" for Federal income tax purposes.

10.5 ***Attorney-in-Fact.*** By executing this Agreement, each Member is hereby granting to the Manager a special power of attorney irrevocably making, constituting, and appointing the Manager as the attorney-in-fact for such Member, with power and authority to act in his name and on his behalf to execute, acknowledge, and swear to in the execution, acknowledgment and filing of documents, which will include, by way of illustration but not of limitation, the following:

(a) this Agreement, any separate certificates of Membership, as well as any amendments to the foregoing which, under the laws of the State of Mississippi or the laws of any other state, are required to be filed or which the Manager deems to be advisable to file;

(b) any other instrument or document which may be required to be filed by the Company under the laws of any state or by any governmental agency, or which the Manager deems advisable to file; or

(c) any instrument or document which may be required to effect the continuation of the Company, the admission of an additional or substituted Member, or the dissolution and termination of the Company (provided such continuation, admission or dissolution and termination are in accordance with the terms of this Agreement), or to reflect any reduction in amount of Capital Contributions of Members.

10.6 ***Special Provisions.*** The special power of attorney being granted hereby by each Member:

(a) is a special power of attorney coupled with an interest, is irrevocable, will survive the death or incapacity of the granting Member, and is limited to those matters herein set forth;

(b) may be exercised by the Manager acting for each Member by a facsimile signature of the Manager or by listing all of the Members executing any instrument with a signature of the Managers acting as an attorney-in-fact for all of them; and

(c) will survive an assignment by a Member of all or any portion of his Interests, but only until such time, if any, that the assignee of the Interests is admitted as a Substitute Member, if at all.

ARTICLE XI
ARBITRATION

11.1 For purposes of this Article XI, "Dispute" shall mean any disagreement or deadlock between the Members and the Manager and/or the Company relating to (i) this Agreement, (ii) the Company or (iii) the rights and duties of the Members in their capacity as Members, agents, employees, or officers of the Company. However, "Dispute", for purposes of this Article XI, does not include disagreements alleging violations of state or federal securities laws, breach of contract, negligence, breach of fiduciary duty or other misconduct by the Manager. If any Dispute (other than disputes alleging violations of state or federal securities laws, breach of contract, negligence, violations of state or federal securities laws, breach of fiduciary duty or other misconduct by the Manager) arises between the Members and the Manager and/or the Company that such parties cannot amicably resolve between or among themselves, one or more of such parties may require resolution of the Dispute by arbitration in accordance with the rules set forth in this Article XI.

11.2 The following rules shall govern every arbitration under this Article XI:

(a) Any Member or the Manager may give notice to the other party or parties that a Dispute shall be resolved by arbitration under this Article XI. Promptly after this notice is received, the Company shall request from the American Arbitration Association (the "AAA") a list containing the names of six (6) arbitrators known to AAA and residing in the State of Mississippi. Promptly after receiving this list, the Members and Manager shall agree upon a single person from this list as the person who shall serve as arbitrator (the "Arbitrator") to resolve this Dispute, and the Manager shall engage this person as Arbitrator. The Manager shall formalize this engagement in a written agreement whose provisions shall be consistent with the provisions of this Article XI and which shall provide for any indemnification reasonably requested by the Arbitrator.

(b) The Arbitrator shall be paid by the Company for his or her services as Arbitrator at a rate or fee to be agreed upon in advance of the arbitration. At the beginning of the arbitration and at any time during its pendency or upon its conclusion, the Arbitrator in his or her sole discretion may allocate his or her fees and all other arbitration costs among the parties to such arbitration who shall promptly pay such fees and costs directly to those to whom they are owed.

In particular (but without limitation), the Arbitrator in his or her sole discretion may allocate all such fees and costs to a single party to such arbitration if the Arbitrator determines that the position of such party in requiring or participating in the arbitration is unmeritorious.

(c) Except as otherwise provided in this Article XI, the Arbitrator shall determine in his or her sole discretion all rules and procedures governing the arbitration, including, without limitation:

(i) the timetable for the resolution of the Dispute and the implementation of any remedy;

(ii) the extent to which any party to such arbitration may require the others to provide oral, written or other evidence to the Arbitrator concerning the Dispute;

(iii) the extent to which, in connection with the arbitration, any party thereto may make use of an attorney or offer witnesses or evidence; and

(iv) whether to retain one or more experts to assist the Arbitrator on technical issues.

(d) The Arbitrator shall use his or her best efforts to resolve each arbitration issue as promptly and economically as possible and, in particular, to spend no more than twenty-four (24) hours of billable time to resolve any such issue whenever reasonably possible.

(e) Upon conclusion of the arbitration, the Arbitrator shall provide each party to such arbitration with a brief written statement of the Arbitrator's award, signed by the Arbitrator. This statement shall set forth only the Arbitrator's decision. Promptly after preparing the statement, the Arbitrator shall destroy all other documents in his or her possession or control relating to the arbitration. The Arbitrator shall not disclose to any party to such arbitration any of the Arbitrator's findings of fact or rulings of law or any of the reasons for his or her award or for any allocation of fees or costs.

(f) Each party to such arbitration hereby irrevocably waives any claims he may have against any Arbitrator relating to any arbitration under this Agreement except claims providing for the enforcement of written agreements to resolve disputes by arbitration.

(g) Upon resolving a Dispute, the Arbitrator may impose any remedy that he or she determines to be appropriate. Without limitation:

(i) The Arbitrator may require any party to such arbitration to pay money damages to one or more other parties to such arbitration or to the Company.

(ii) The Arbitrator may require any party to such arbitration or more other parties to such arbitration or to the Company.

(iii) The Arbitrator may impose one or more remedies proposed by any party to such arbitration.

(h) The parties to such arbitration and the Arbitrator shall use every reasonable effort to maintain in confidence the existence and outcome of any arbitration under this Article XI and all other facts relating to the arbitration.

(i) The award of the Arbitrator shall be final, shall bind the parties to such arbitration Company, and shall be subject to judicial review only as provided in the Mississippi Statutes.

(j) In any action by one or more parties to such arbitration seeking judicial review under the Mississippi Statutes, the court shall award the prevailing party or parties to such arbitration their attorneys fees and costs.

ARTICLE XII
MISCELLANEOUS

12.1 ***Notice.*** Any notice required or permitted to be given, pursuant to the provisions of law, the Certificate of Formation of the Company or this Agreement, will be effective as of the date personally delivered, or if sent by mail, on the date deposited with United States Postal Service, prepaid and addressed to the intended receiver at his last known address as shown in the records of the Company.

12.2 ***Waiver of Notice.*** Whenever any notice is required to be given pursuant to the provisions of law, the Certificate of Formation of the Company or this Agreement, a waiver thereof, in writing, signed by the persons entitled to such notice, whether before or after the time stated therein, will be deemed equivalent to the giving of such notice.

12.3 ***Quality of Interest Transactions.*** Members of this Company have a duty of undivided loyalty to this Company in all matters affecting this Company's interests but subject to the provisions of Section 5.10 hereof.

12.4 ***Counterparts.*** This Agreement may be executed in several counterparts and all so executed will constitute one Agreement, binding on all of the parties hereto, notwithstanding that all of the parties are not signatories to the original or the same counterpart.

12.5 ***Binding on Successors.*** The terms and provisions of this Agreement will be binding upon and will inure to the benefit of the successors and assigns of the respective Members.

12.6 ***Severability.*** In the event any sentence or section of this Agreement is declared by a court of competent jurisdiction to be void, such sentence or section will be deemed severed from the remainder of the Agreement and the balance of the Agreement will remain in effect interpreted to give effect to the provisions hereof in a manner which reflects the intent of the parties.

12.7 ***Captions.*** Section titles or captions contained in this Agreement are inserted only as a matter of convenience and for reference. Such titles and captions in no way define, limit, extend or describe the scope of this Agreement nor the intent of any provision hereof.

12.8 ***Gender.*** Whenever required by the context hereof, the masculine gender will include the feminine and neuter genders, and vice-versa; and the word "person" will include a corporation, partnership, firm or other form of association; the singular will include the plural, and vice-versa.

12.9 ***Choice of Law.*** Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof will be construed under the laws of the State of Mississippi and that the Limited Liability Company Act as now adopted or as may be hereafter amended will govern the Company.

12.10 ***Other States.*** In the event the business of the Company is carried on or conducted in states in addition to the State of Mississippi, then the parties agree that this Company will qualify under the laws of each state in which business is actually conducted by the Company, and they severally agree to execute such other and further documents as may be required or requested in order that the Manager legally may qualify this Company in such states. An office or principal place of business in any state may be designated from time to time by the Manager.

ARTICLE XIII
AMENDMENTS

Except as otherwise specifically provided herein, this Agreement may be altered, amended, restated, or repealed and a new Limited Liability Company Agreement may be adopted only by unanimous action of all of the Members, after notice and opportunity for discussion of the proposed alteration, amendment, restatement, or repeal.

RATIFICATION

THE UNDERSIGNED, H & H Management, LLC, a Mississippi limited liability company, hereby evidences its adoption and ratification of the foregoing Limited Liability Company Agreement. The Members, upon making their respective Capital Contributions, will execute this Agreement in counterpart by having attached hereto an executed signature page which appears as part of the Subscription Documents.

EXECUTED by each Member, or his attorney in fact, on the date indicated next to the respective signature.

MADISONVILLE, LLC
By Its Manager:

H & H MANAGEMENT, LLC

BY: ______________________ Date: Sept 14, 02
W. Gary Hawkins, Manager

BY: ______________________ Date: 9-14-02
G. Lee Hawkins, Manager

SCHEDULE A
to
LIMITED LIABILITY COMPANY AGREEMENT OF
MADISONVILLE, LLC

MANAGER	UNITS	PERCENTAGE OF INTERESTS
H & H Management, LLC	____	____%

INVESTOR MEMBERS	UNITS	PERCENTAGE OF INTERESTS
		____%

SEE ATTACHED INVESTOR LIST, INCORPORATED HEREIN BY REFERENCE.

100.0	100.0%

EXHIBIT "A"

LEGAL DESCRIPTION

LEGAL DESCRIPTION
Parcel A

A parcel of land containing 201.16 acres (8,762,553.70 square feet), more or less, being situated in Section 20, and the Western 1/2 of the NorthWest 1/4 of Section 21, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the NorthEast corner of Section 20, said pin also being the POINT OF BEGINNING for the parcel herein described; run thence along the Northern line of Section 20 North 89 degrees 19 minutes 18 seconds West for a distance of 996.81 feet; thence leave said Northern line and run South 00 degrees 16 minutes 35 seconds East for a distance of 5298.93 feet to the Northern Right of Way line of Yandell Road; thence run along said Northern Right of Way line South 86 degrees 57 minutes 01 seconds East for a distance of 358.55 feet; thence South 88 degrees 37 minutes 48 seconds East for a distance of 671.08 feet; thence leave said Northern Right of Way line and run North 00 degrees 39 minutes 22 seconds West for a distance of 2769.70 feet; thence South 89 degrees 54 minutes 26 seconds East for a distance of 1304.29 feet; thence North 00 degrees 03 minutes 16 seconds West for a distance of 2592.46 feet to a found iron pin at a fence corner; thence run South 88 degrees 22 minutes 27 seconds West for a distance of 1328.39 feet to the POINT OF BEGINNING.

LEGAL DESCRIPTION
Parcel B

A parcel of land containing 201.16 acres (8,762,553.35 square feet), more or less, being situated in Section 20, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the NorthEast corner of Section 20; run thence along the Northern line of Section 20 North 89 degrees 19 minutes 18 seconds West for a distance of 996.81 feet to the POINT OF BEGINNING for the parcel herein described; thence leave said Northern line and run South 00 degrees 16 minutes 35 seconds East for a distance of 5298.93 feet to the Northern Right of Way line of Yandell Road; thence run along said Northern Right of Way line North 86 degrees 57 minutes 01 seconds West for a distance of 546.79 feet; thence North 87 degrees 53 minutes 30 seconds West for a distance of 942.08 feet; thence North 89 degrees 44 minutes 16 seconds West for a distance of 175.30 feet; thence leave said right of way and run North 00 degrees 16 minutes 35 seconds West for a distance of 5254.06 feet to the Northern line of Section 20; thence run along said Northern line of Section 20 South 89 degrees 19 minutes 18 seconds East for a distance of 1662.66 feet to the POINT OF BEGINNING.

EXHIBIT 6(a)

CONTRACT FOR PURCHASE AND SALE OF REAL ESTATE BETWEEN THE COMPANY AND THE MANAGER

CONTRACT FOR THE PURCHASE AND SALE OF REAL PROPERTY

This Contract For The Purchase And Sale Of Real Property (this "Contract") is made and entered into by and between H & H MANAGEMENT, LLC ("Seller") and MADISONVILLE, LLC ("Buyer").

WITNESSETH

WHEREAS, Seller is the owner of a certain tract of real property, containing approximately four hundred two and 32/100 (402.32) acres located in Madison County, Mississippi (the "Premises"), and being more particularly described in the legal description attached hereto as Exhibit "A." Such legal description is incorporated herein by reference.

WHEREAS, Buyer desires to purchase and Seller desires to sell, upon the terms and conditions hereinafter set forth, the Premises.

NOW, THEREFORE, in consideration of the covenants, agreements, promises and conditions hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1. Agreement to Sell and Purchase. Seller agrees to sell to Buyer, and Buyer agrees to purchase from Seller, for the consideration and upon the terms hereinafter set forth, an undivided interest in the Premises being no less than fifty percent (50%) and no greater than one-hundred percent (100%). Buyer shall have sole discretion in selecting the specific percentage of undivided interest to be purchased from Seller.

2. Purchase Price. (a) The purchase price for the Premises shall be computed as follows: In the event Buyer elects to purchase a 100% interest in the Premises, the full and entire purchase price shall be $3,600,00.00. In the event Buyer elects to purchase an undivided interest in 50% of the Premises, the full and entire purchase price shall be $1,800,000.00. In the event Buyer elects to purchase an undivided interest of a percentage anywhere between the ranges of 50% and 100% of the Premises, the full and entire purchase price shall be determined *pro rata* in reference to the full and entire purchase price for a 100% interest in the Premises.

(b) Buyer has filed a Form 1-A Offering Statement with the Securities and Exchange Commission for an offering of Units. Part of the consideration for the Units may be a promissory note from the investor to the Buyer (the "Investor Notes"). Buyer may assign Investor Notes to Seller in payment of the purchase price. For this purpose the Investor Notes will be assigned a value equal to the principal amount owed on the Investor Notes on the date of assignment. Buyer shall pay the purchase price for the Premises at the Closing by delivering and assigning to Seller a combination of cash and Investor Notes in the amount of $3,600,000.00 for the entire Premises (or cash and Investor Note in an amount determined by reference to Section 2(a) above for an undivided interest in less than 100% of the Premises).

(c) Effective as of the date of Closing and transfer of title to the subject Premises to Buyer, Buyer shall pay taxes and insurance premiums for the Premises prior to the date such payments become past due and Buyer shall provide hazard insurance and liability insurance from companies and on terms acceptable to Seller to cause such policies to include Seller as a mortgagee and/or additional insured and to provide satisfactory evidence of such coverage to Seller.

3. Conveyance of the Premises. The conveyance of the Premises shall be made by Seller at the Closing by one or more recordable Warranty Deeds conveying good and marketable fee simple title to the Premises, free of all liens, security interests, defects, leases, restrictions, assessments and encumbrances, except the following matters: (1) The lien for current ad valorem property taxes, which shall be prorated pursuant to Section 9 hereof; (2) utility easements necessary to serve the Premises across the northern and southern boundaries of Seller's adjoining real property to the west, all of which shall be in place and in good working order; (3) any prior reservation or conveyance of the minerals in, on or under the Premises and the reservation of all oil, gas and other minerals in, on or under the Premises by Seller; and (4) any other exceptions approved by Buyer in accordance with Section 4 hereof. The description to be used in conveying the Premises to Buyer shall be prepared by the surveyor preparing the survey, which is to be performed in accordance with Section 5 hereof. The Premises shall be delivered upon the date of the Closing and immediately after delivery of the Warranty Deed(s). Seller shall convey all of its oil, gas and other minerals in, on or under the Premises.

4. Title to the Premises. Seller shall, prior to the date of the Closing, obtain and deliver to Buyer a certificate of title for the Premises, which certificate shall be issued by an attorney upon whose certificate the Buyer can obtain title insurance from Mississippi Valley Title Insurance Company or First American Title Insurance Company. Said certificate shall have attached thereto copies of all instruments referenced therein, including copies of all PUD documentation, zoning information and agricultural leases. If the examination of title reveals defects which can be cured, then Seller obligates itself to cure the same as expeditiously as possible. If said title defects cannot be cured within thirty (30) days after notice of such defect is delivered to Seller, Buyer may take any one or more of the following actions, in its sole discretion: (1) By written notice to Seller, give Seller additional time to remove such title defects without prejudice to Buyer's right to take either of the following actions in the event Seller does not cure such defect within such additional time; (2) by written notice to Seller, waive such title defects and proceed with the transaction; and/or (3) by written notice to Seller, terminate this Contract, in which event the Deposit shall be refunded to Buyer.

5. Survey. Seller shall, prior to the date of the Closing, obtain and deliver to Buyer a complete, current certified boundary survey of the Premises made by a reputable and competent licensed professional surveyor. The survey shall be certified in favor of Buyer and shall show the approximate number of square feet of area included in the Premises, rights-of-way, easements or encroachments on the Premises, access from the Premises to a dedicated public road and flood

hazard data concerning the Premises. If the survey should disclose that there are easements or encroachments from surrounding property onto the Premises, that any improvements on the Premises encroach upon any surrounding property, that reasonable access from the Premises to a dedicated public road is not available, or that the Premises is located in a flood hazard zone that is unacceptable to Buyer, then Buyer shall have the right to terminate this Contract by giving notice thereof to Seller prior to the Closing, in which event the Deposit shall be refunded to Buyer. Buyer and Seller shall mutually agree upon and approve the description of the Premises.

6. Review by Buyer. Buyer and its agents or representatives, at Buyer's expense, shall have the right to enter upon the Premises for the purpose of inspecting the Premises and examining and testing the Premises. Buyer assumes all responsibility for its acts and the acts of its agents or representatives in exercising its rights under this Contract and agrees to hold Seller harmless for any damages resulting therefrom. Buyer agrees to notify Seller regarding any of the foregoing activities prior to entering upon the Premises.

7. Closing and Default. The Closing shall be held not later than June 17, 2003, at the offices of Watkins Ludlam Winter & Stennis, P.A., Jackson, Mississippi, or on such later date and at such other location upon which the Buyer and Seller may agree. If Buyer fails or is unable to close the transaction for any cause other than the act or omission of Seller, Seller will have such rights, and may proceed against Buyer in such manner as it determines advisable, either in law or in equity, including, but not limited to suits for specific performance or damages, or both, and Seller, if successful in such action, will be entitled to an award of reasonable attorneys' fees and costs, including such fees and costs on any appeal. Seller will also have the option to terminate this Contract by giving notice thereof to Buyer, in which event the Deposit shall be retained by Seller, as liquidated damages, it being otherwise difficult or impossible to determine Seller's actual damages, and all other rights and duties hereunder shall terminate and this Contract shall be of no further force and effect. Further, in the event that this transaction fails to close solely due to a refusal or default on the part of Seller, then and in such event, Buyer will have such rights, and may proceed against Seller in such manner as it determines advisable, either in law or in equity, including, but not limited to suits for specific performance or damages, or both, and Buyer, if successful in such action, will be entitled to an award of reasonable attorneys' fees and costs, including such fees and costs on any appeal.

8. Closing Costs and Prorations. In addition to any items to be prorated pursuant to any other Sections hereof, the cost of recording any documents in connection with the Closing shall be paid by Buyer. All other expenses incurred by Seller and Buyer with respect to the Closing, including, but not limited to, the attorneys' fees and costs and expenses incurred in connection with the satisfaction of conditions or requirements of this Contract, shall be borne and paid exclusively by the party incurring such expenses, except to the extent otherwise specifically provided in this Contract.

9. Taxes and Assessments. Seller shall pay all taxes, including any penalties and interest, to the date of the Closing and all special assessments in full that are a lien on the Premises

on the date of the Closing, whether or not such assessments are past due or are thereafter to become due, and any assessments that are then known but which will be payable, in whole or in part, after the date of the Closing shall be paid in full by Seller. Ad valorem taxes shall be prorated as of the date of the Closing, based on a three hundred and sixty-five (365) day year and on the most recently available tax rate and valuation. It is understood and agreed that the ad valorem taxes will be prorated as of the date of the Closing on an estimated basis. When the ad valorem taxes are actually determined, if the proration as of that date is incorrect, then Seller agrees to pay on demand to Buyer, or its assigns, any deficiency on an actual proration, and likewise, Buyer agrees to pay on demand to Seller, or its assigns, any amount overpaid by Seller.

10. Real Estate Broker. Seller and Buyer each represent to the other that no real estate broker has been involved in this transaction, and that no fee or other commission is due and payable to any broker as a result of this transaction. Gary Lee Hawkins is a licensed real estate broker and will represent the interests of Seller and Buyer herein.

11. Condemnation. In the event of the institution of any proceeding, judicial, administrative or otherwise, relating to the taking, or to a proposed taking, of any portion of the Premises by eminent domain, condemnation, or otherwise, prior to the Closing, or in the event of the taking of any portion of the Premises by eminent domain, condemnation, or otherwise, prior to the Closing, Buyer will have the right and option to terminate this Contract and receive a refund of the Deposit by giving Seller written notice to such effect any time after receipt by it of notification of such occurrence or occurrences. Buyer will have the further option to proceed to close in accordance with the provisions of this Contract, subject to the taking by eminent domain, condemnation, or otherwise, as described herein, in which case Seller will assign to Buyer, and Buyer will be entitled to receive, the entire award for damage to the Premises by reason of such taking, and Seller will execute and deliver to Buyer all proper instruments for the assignment to and collection by Buyer of such award.

12. Miscellaneous. It is further agreed by Seller and Buyer as follows:

a. Time. Time is of the essence of each term and condition of this Contract.

b. Notices. All notices required hereunder shall be in writing and shall be served by certified mail, return receipt requested, postage prepaid, or by overnight delivery by a nationally recognized overnight delivery carrier, to the following address identified for each party:

SELLER:

H & H Management, LLC
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

BUYER:

Madisonville, LLC
2045 Main Street
P. O. Box 58
Madison, MS 39130-0058

Notice will be deemed to have been given upon receipt of said notice or upon receipt of actual knowledge of the information contained in said notice by any means. The addresses for the purposes of this subsection may be changed by giving notice hereunder. Unless and until notice of a change of address is given and received hereunder, the last addresses as provided herein will be deemed to continue in effect for all purposes hereunder.

c. Entire Agreement. This Contract constitutes the entire agreement between Seller and Buyer for the purposes stated herein, and no other covenants, agreements, understandings, warranties, or representations exist between Buyer and Seller. No presumption shall be deemed to exist in favor of or against Seller or Buyer as a result of the negotiation and preparation of this Contract.

d. Modification. Neither this Contract, nor any provision hereof, shall be waived, modified, amended, discharged, or terminated, except by an instrument signed by the party against whom the enforcement of such waiver, modification, amendment, discharge, or termination is sought, and then only to the extent set forth in such instrument.

e. Assignability. Buyer may assign its interest in and to this Contract to another entity controlled and/or managed by Buyer without the prior written consent of Seller.

f. Counterparts. This Contract may be executed in several counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

g. Applicable Law. This Contract shall be governed by, and construed in accordance with, the laws of the State of Mississippi.

h. Special Conditions. It is recognized that Seller shall retain ownership to a tract of land west of the Premises. Buyer agrees that it will not develop the Premises in such a manner to damage or impede the development by Seller of said adjoining tract of land or its ingress and egress and adequate utilities thereon; and Buyer agrees to indemnify and hold Seller harmless from any damage which he may sustain in connection with storm water and drainage problems, easements for view issues and other damages which he may incur in connection with Buyer's future development of the Premises. Buyer further agrees that it will not sell the Premises for less than $7,500 per acre without the written consent of the Seller. Both of these special conditions shall survive the Closing but shall not be incorporated into the Warranty Deeds pertaining to the Premises.

IN WITNESS WHEREOF, the parties hereto have executed this Contract and agree that it shall be effective as of the date of execution of this Contract by Seller as set forth beside the signature of Seller.

SELLER:

DATE: 9.14, 2002

H & H MANAGEMENT, LLC

By: ______________________
W. Gary Hawkins, President

By: ______________________
G. Lee Hawkins, Secretary

BUYER:

DATE: 9.14, 2002

MADISONVILLE, LLC

By: ______________________
W. Gary Hawkins, Manager

By: ______________________
G. Lee Hawkins, Manager

EXHIBIT "A"

LEGAL DESCRIPTION OF THE PREMISES

LEGAL DESCRIPTION
Parcel A

A parcel of land containing 201.16 acres (8,762,553.70 square feet), more or less, being situated in Section 20, and the Western 1/2 of the NorthWest 1/4 of Section 21, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the NorthEast corner of Section 20, said pin also being the POINT OF BEGINNING for the parcel herein described; run thence along the Northern line of Section 20 North 89 degrees 19 minutes 18 seconds West for a distance of 996.81 feet; thence leave said Northern line and run South 00 degrees 16 minutes 35 seconds East for a distance of 5298.93 feet to the Northern Right of Way line of Yandell Road; thence run along said Northern Right of Way line South 86 degrees 57 minutes 01 seconds East for a distance of 358.55 feet; thence South 88 degrees 37 minutes 48 seconds East for a distance of 671.08 feet; thence leave said Northern Right of Way line and run North 00 degrees 39 minutes 22 seconds West for a distance of 2769.70 feet; thence South 89 degrees 54 minutes 26 seconds East for a distance of 1304.29 feet; thence North 00 degrees 03 minutes 16 seconds West for a distance of 2592.46 feet to a found iron pin at a fence corner; thence run South 88 degrees 22 minutes 27 seconds West for a distance of 1328.39 feet to the POINT OF BEGINNING.

LEGAL DESCRIPTION
Parcel B

A parcel of land containing 201.16 acres (8,762,553.35 square feet), more or less, being situated in Section 20, Township 8 North, Range 3 East, Madison County, Mississippi, and being more particularly described by metes and bounds as follows:

Commence at a found iron pin marking the NorthEast corner of Section 20; run thence along the Northern line of Section 20 North 89 degrees 19 minutes 18 seconds West for a distance of 996.81 feet to the POINT OF BEGINNING for the parcel herein described; thence leave said Northern line and run South 00 degrees 16 minutes 35 seconds East for a distance of 5298.93 feet to the Northern Right of Way line of Yandell Road; thence run along said Northern Right of Way line North 86 degrees 57 minutes 01 seconds West for a distance of 546.79 feet; thence North 87 degrees 53 minutes 30 seconds West for a distance of 942.08 feet; thence North 89 degrees 44 minutes 16 seconds West for a distance of 175.30 feet; thence leave said right of way and run North 00 degrees 16 minutes 35 seconds West for a distance of 5254.06 feet to the Northern line of Section 20; thence run along said Northern line of Section 20 South 89 degrees 19 minutes 18 seconds East for a distance of 1662.66 feet to the POINT OF BEGINNING.

EXHIBIT 6(c)

AGREEMENT BETWEEN THE COMPANY AND THE MANAGER CONCERNING REPAYMENT OF ADVANCES

Agreement Between H&H Management, LLC and Madisonville, LLC.
Concerning Repayment of Advances

H&H Management, LLC (the Manager") agrees to advance funds to Madisonville, LLC (the "Company") to cover the offering expenses in connection with the offering by the Company of 95 Units pursuant to SEC Regulation A and to cover the costs of constructing a lake on property to be acquired by the Company from the Manager. From time to time the Manager may advance funds to the Company to cover various other expenses. Advances by the Manager to the Company will bear interest per annum at the Prime Rate, less fifty (50) basis points announced or posted as of January 1 of each year by BankPlus, Madison, Mississippi. The rate will be no less than 6% and no more than 10.5%. Interest on advances will be paid quarterly. The entire unpaid principal amount of the advances will be payable on December 31, 2012, but the Company may prepay advances at any time without penalty or premium.

Agreed to this 14th day of September, 2002.

H&H Management, LLC

By: ______________________

Madisonville, LCC

By: ______________________

EXHIBIT 9

FORM OF ESCROW AGREEMENT

SALES PROCEEDS ESCROW AGREEMENT

This agreement is made and entered into as of this the ___ day of ________, 2002, by and between MADISONVILLE, LLC, a Mississippi limited liability company (the "Company"), and BANKPLUS, a chartered banking association (the "Escrow Agent").

WHEREAS, the Company proposes to offer Units of membership interest in MADISONVILLE, LLC (the "Company") (the "Units") to investors as members in accordance with the terms and conditions of an Offering Circular dated ________, 2002, relating thereto; and

WHEREAS, the parties desire to enter into an escrow agreement with regard to said proposed offering;

IT IS THEREFORE AGREED:

1. The Company shall deliver or cause to be delivered to the Escrow Agent all proceeds received by the Company from the sale of the Units pursuant to the aforesaid offering in the following manner and upon the following terms and conditions:

a. Upon receipt by the Company of a Subscription Agreement and check for the purchase price of Unit(s) signed by the purchaser(s) of such Unit(s) (herein referred to collectively with all parties executing Subscription Agreements delivered directly to the Escrow Agent as the "Subscriber" or "Subscribers"), the Company shall promptly deliver or cause delivery of the Subscriber's check to the Escrow Agent, along with instructions to the Escrow Agent stating the Subscriber's name, mailing address, number of Units subscribed and the amount paid in connection therewith. If the Escrow Agent shall receive a Subscription Agreement with related instruments as aforesaid directly from a Subscriber, the Escrow Agent shall forward the Subscription Agreement, with photocopies of all related instruments, to the Company for its acceptance. The escrow account designated "BankPlus, Escrow Agent for MADISONVILLE, LLC" shall invest the funds so held in its Performance Money Market Fund, and any such investments may be so invested to the extent of one hundred percent (100%) of the escrowed funds. The Escrow Agent shall collect dividends, interest or other income produced or derived from the escrowed funds, all of which is to be attributed to MADISONVILLE, LLC, Tax Identification Number 27-0013757 for income tax purposes, but shall be subject at all times to the specific directions of the Company with respect to all matters connected with the management and servicing of the escrowed funds and the disposition of income derived therefrom. The Escrow Agent may have the escrowed funds registered in the name of its nominee (for the account and benefit of the Escrow Account).

b. Upon receipt from the Company of any Subscription Agreement with the Company's intention to reject the same indicated thereon, the Escrow Agent shall, upon receipt of notice that the check should not be deposited for collection or that such check accompanying such Subscription Agreement has been honored by the drawee bank, return such Subscription Agreement to the Subscriber(s) executing the same, accompanied by the Subscriber's check or a draft charged against the Escrow Account in an amount equal to the principal amount of the check submitted with such Subscription Agreement, whichever is appropriate.

c. If at any time prior to December 31, 2002 (unless extended by the Company not beyond June 1, 2003) (unless subscriptions for all the Units have been received by the Company prior to such date, as it may be amended, in which event the Company may then close the Offering upon such date as it shall determine in its sole discretion), fifty-three (53) Units at $36,000 per Unit are sold by the Company, then, upon written request of the Company, accompanied by all Subscription Agreements pursuant to which Units shall have been sold, with the Company's intention to accept or reject the same indicated thereon, and provided that the Company shall have indicated an intent to accept the subscriptions representing the sale of fifty-three (53) Units:

(i) The Escrow Agent shall, if the Company shall have indicated on any Subscription Agreement its intention to reject the same, upon receipt of notice that the check accompanying such Subscription Agreement should not be deposited for collection or that such check has been honored by the drawee bank, return such Subscription Agreement to the Subscriber(s) executing the same, accompanied by a draft charged against the Escrow Account in an amount equal to the principal amount of the check submitted with such Subscription Agreement;

(ii) The Escrow Agent shall deposit to a Company account to be designated by the Company the entire amount of funds plus any accrued interest thereon, deposited in the Escrow Account pursuant to subscriptions which the Company has indicated an intention to accept and deliver all Subscription Agreements relating thereto to the Company; and

(iii) The Escrow Agent shall deliver to each Subscriber whose subscription shall have been accepted by the Company a copy of such Subscription Agreement with the Company's acceptance indicated thereon.

d. Within ten (10) days after December 31, 2002 (or such other date as provided at paragraph 1(c) above, if the Company shall have notified the Escrow Agent of its election to so amend the date of Closing), the Escrow Agent shall (if the Escrow Account has not previously been closed) close the Escrow Account and distribute the original principal amount of all funds on deposit therein to all Subscribers whose subscriptions have not been previously returned, with each such Subscriber to receive the total amount paid by such Subscriber pursuant to his Subscription Agreement, less a pro rata share of the Escrow Agent's fee provided by paragraph 3 hereof, to the Subscriber signing such instrument(s).

2. a. In performing any of its duties under this Escrow Agreement, or upon the claimed failure to perform its duties hereunder, the Escrow Agent shall not be liable to anyone for any damages, losses or expenses which they may incur as a result of the Escrow Agent so acting, or failing to act; provided, the Escrow Agent shall be liable for damages arising out of its willful default or gross negligence under this Agreement. Accordingly, the Escrow Agent shall not incur any such liability with respect to (i) any action taken or omitted to be taken in good faith upon advice of its

counsel or counsel for the Company given with respect to any questions related to the duties and responsibilities of the Escrow Agent hereunder, or (ii) any action taken or omitted to be taken in reliance upon any document, including any written notice or instructions provided for in this Agreement, not only as to its due execution and as to the validity and effectiveness of its provisions but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a proper person or proper persons and to conform with the provisions of this Agreement.

b. The Company agrees to indemnify and hold harmless the Escrow Agent against any and all losses, claims, damages, liabilities and expenses, including, without limitation, reasonable costs of investigation and counsel fees and disbursements which may be imposed upon the Escrow Agent or incurred by it in connection with its acceptance of this appointment as Escrow Agent, hereunder or the performance of its duties hereunder, including, without limitation, any litigation arising from this Agreement or involving the subject matter hereof; except, that if the Escrow Agent shall be found guilty of willful default or gross negligence under this Agreement, then in that event, the Escrow Agent shall bear all such losses, claims, damages and expenses.

c. In the event of a dispute between any of the parties hereto sufficient in the discretion of the parties hereto to justify its doing so, the Escrow Agent shall be entitled to tender unto the registry of custody of any court of competent jurisdiction all money or property in its hands under the terms of this Agreement, together with such legal proceedings as it deems appropriate, without the approval of all parties to the dispute, and thereupon be discharged from all further duties under this Agreement. Any such legal action may be brought in any such court as the Escrow Agent shall determine to have jurisdiction thereof. The filing of any such legal proceeding will not deprive the Escrow Agent of its compensation earned prior to such filing. Furthermore, the Escrow Agent should be reimbursed for any reasonable attorney fees incurred by Escrow Agent with regard to filing an interpleader suit related to disputed funds.

3. a. There will be a charge of $________ to the Company by the Escrow Agent for services rendered pursuant to this Agreement.

b. Escrow Agent may resign for any reason upon 30 days written notice to the Company, with the escrow funds being paid to a substituted Escrow Agent to be chosen by the Company by the end of the 30-day notice.

4. In rendering the services required of the Escrow Agent hereunder, the parties hereto acknowledge that the Escrow Agent's responsibilities and duties are limited to those described in this Agreement and that the Escrow Agent has no interest in, and is not participating in any manner in, the offer and sale of the Units.

5. This Agreement shall be binding upon and inure to the benefit of the respective successors, assignees and legal representatives of the parties hereto. This Agreement shall be governed by and construed under the laws of the State of Mississippi.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MADISONVILLE, LLC

By: H & H MANAGEMENT, LLC

By:______________________________
W. Gary Hawkins, President

By:______________________________
G. Lee Hawkins, Secretary

BANKPLUS

By: ______________________________
Title: ______________________________

EXHIBIT 12

SALES MATERIAL

Dear ______________________:

You are hereby invited to participate in the ownership of 402 acres of property located in Madison County Mississippi. During the 1990s' Madison County had strong growth in population and per capita personal income. The current construction of the Nissan plant in Madison County will add over 4,000 jobs directly and is expected to create an additional 24,000 jobs indirectly. Nissan and its suppliers will invest over a billion dollars in construction creating over 2 million square feet of new buildings.

If you are interested in this real estate investment opportunity, please review the enclosed locator map for the subject property and the investment highlight sheet of the offering. Additional information can be obtained by completing the enclosed reply card. This offering is currently _____% subscribed with an anticipated completion date of ________________________, 2003.

Sincerely,

Date

Dear ______________________:

You are invited to participate in a real estate investment opportunity in Madison County. During the 1990s' Madison County had strong growth in population and per capita personal income. The current construction of the Nissan plant in Madison County will add over 4,000 jobs directly and is expected to create an additional 24,000 jobs indirectly. Nissan and its suppliers will invest over a billion dollars in construction creating over 2 million square feet of new buildings.

Madisonville, LLC is a security offering with a total of 103 units available for purchase. The investment units are very affordable, with financing available to select investors.

Enclosed you will find a locator map and investment summary. If you are interested in obtaining additional information, please complete the enclosed reply card. There is, of course, no obligation to you. This offering is currently _____% subscribed, and we expect to have a complete group of investor members by the first quarter of 2003.

MADISONVILLE, LLC

INVESTMENT INFORMATION

- *402.32 acres of real estate in Madison County, approximately 3½ miles southeast of the Nissan Complex*
- *Units available to approximately 50 investor members only*
- *Members own an undivided interest in the entire 402.32 acres (not individual parcels)*
- *Acreage price is discounted at 33% of 2002 M.A.I. appraised value to participating members*
- *No additional cash calls or assessments after initial unit(s) purchased*
- *Financing available to qualified investors at "below-prime" interest rates for up to 15 years*
- *A 35.5-acre lake, under construction, to be stocked with hybrid bass and various species of bream*
- *Property has a special PUD (Plan Unit Development) zoning designation*
- *Located in the Madison County school district*

Summary of Proposed Offering

This Summary of Proposed Offering does not constitute an offer to sell securities, nor does it constitute a solicitation of an offer to purchase securities. Any such offer may be made only to qualified investors by an offering circular which contains complete information, including risk factors, necessary to make an informed investment decision. Any offer must be made in compliance with the Securities Act of 1933, as amended, the rules and regulations promulgated thereunder, and applicable state securities laws, rules and regulations.

This Summary of Proposed Offering is intended to provide a summary of certain information which is contained in the Offering Circular prepared by Madisonville, LLC and its Manager, H &H Management, LLC. The Offering Circular fully describes the proposed investment, the activities in which Madisonville, LLC will engage, the Manager, and such other matters as deemed necessary or appropriate.

This Summary of Proposed Offering does not contain a complete statement of all factors material to a decision to invest in Madisonville, LLC. Potential investors and their advisors should read the Offering Circular in its entirety before making any decision to invest in Madisonville, LLC.

Welcome to Madisonville, LLC

:l. Nestled on Yandell Road approximately 2 miles from the Natchez Trace Parkway and Ross Barnett Reservoir, this property is strategically located in the path of Madison County's expansive growth. Possibilities abound with the Deerfield-Colonial Country Club located just west of this outstanding property.

Making this property all the more appealing are the rolling hills, numerous lake sites and large, scattered oak trees. This is the last of only a few large land tracts available for development in this area.


Big Black River
16
Brown Rd.
Davis Crossing Rd.
Cobbville
Way Rd.
Bottom Rd.
Pisgah
Patrick
Mt. Elam Rd.
Rd.
55
Goodloe Rd.
Heindl Rd.
Old Yazoo City Rd.
Patrick Rd.
Virlilia Rd.
Cloud Rd.
Stokes Rd.
CANTON
Stokes
Richton
Richton Rd.
Charlton
NISSAN
43
Rankin
← Property to be Acquired by Madisonville, LLC
Lake Caroline
22
Livingston
Ragsdale Rd.
Nichols Rd.
Endris Rd.
Stout Rd.
Old Jackson Rd.
McMillon Rd.
Catlett Rd.
E. Sowell Rd.
463
Stribling Rd.
Mannsdale
Gluckstadt Rd.
Dewees Rd.
51
Yandell Rd.
N. Old Canton Rd.
Annandale
Gluckstadt
Clarkdell Rd.
Bozeman Rd.
Twelve Oaks Trace
Old
Springs Rd.
Canton Rd.
N. Old
Old Rice Rd.
Pkwy.
Livingston Rd.
Cavalier Rd.
Castle
Lake
MADISON
Ross R. Barnett Reservoir
N
Lake Harbour Rd.
220
RIDGELAND
E. County Line Rd.
JACKSON

Locator Map


Canton
LAKE CAROLINE
CAROLINE GOLF CLUB
GERMANTOWN
ARRINGTON
COLONIAL DEERFIELD
CHERRY HILL
WHISPER LAKE
INGLESIDE
TWELVE OAKS
FAIRFIELD
COLONY PARK
RIVER
RESERVOIR
ROSS R BARNETT
MADISON

Surrounding Environment Plan

1 Stribling Lake - $4,000 per acre in 1984
2 Greystone - $5,059 per acre in 1985
3 Cypress Lake - $7,375 per acre in 1987
4 St Catherine's Village - $8,000 per acre in 1986
5 Old Agency Village - $12,723 per acre in 1989
6 Bridgewater - $14,000 per acre in 1994
7 Windrush - $19,293 per acre in 1990
8 Dinsmor - $10,000 per acre in 1988
9 Jordan - $22,500 per acre in 1997
10 Rice Road LLC $21,507 per acre in 2000
11 H&H Properties $17,000 per acre in 2002
12 Cross Creek $17,000 per acre in 1999
13 Ashton Park $18,580 per acre in 2000
14 Brown $15,535 per acre in 2001
15 Newcomb $11,300 per acre in 2001


NISSAN
Central Mississippi
Industrial Center
COLONIAL
Property to be Acquired by Madisonville, LLC
Natchez Trace Parkway
Ross Barnett Reservoir

From the Air


NISSAN
Subject Property
NISSAN
Suppliers

NISSAN Plant and Suppliers Area


35.5 Acre
Lake
Construction to
begin in 2002
Possible
12.5 Acre
Lake
280
290
300
N
Yandell Rd.

The 402.32 Acre Site Plan


Proposed Clubhouse
Proposed Lake
Walking Path
Proposed Lake
Walking Path
Proposed Town Homes
Residential Development
609 Lots
Approximately 1/3 Acre Lots
N
Proposed Commercial
Proposed Commercial
Madisonville, LLC

Conceptual Development Plan

The Manager has, at this time, no intention to develop the property. However, in the event that the Manager determines that it is economically prudent to develop the property, the above is a conceptual development plan for illustrative purposes only. Any actual development plan would be at the Manager's discretion and may not resemble this conceptual development plan in any way.

Manager: H&H Management, LLC - W. Gary Hawkins / G. Lee Hawkins, members, Madison, Mississippi Site planning: JH&H Architects / Planners / Interiors / Jackson, Mississippi

Madisonville, LLC

Unit Size Pricing and Financing Information
$3,600,000 Total Financing

402 acres of land = 100 units (total offering)
402 acres ÷ 100 units = 4.02 acres (1 unit of undivided interest)
1 unit/4.02 acres x $8, 925 per acre = $36,000 per unit

LLC Financing

- 15 year payment plan available on 1 or more units.
- Offered in units of ½ , 1, 2, 3, 4, 5, 6, etc.
- 50% down payment on 1 to 3 units; 25% down payment on 4 or more units.
- Quarterly or annual payment plans available.
- Interest rates on financing are below prime.
- If property is sold within the first 5 years, Manager will forfeit all or part of its interest in 5 Units unless you receive your investment plus 8% return.

Assumes all Units are sold and all acres purchased. The LLC will have the option to purchase 1 parcel of 201 acres rather than the entire property.

continued on next page

Financing Information Continued

Unit Size	Purchase Price	Down Payment 50%/25%	*Annual Payment	*Quarterly Payment
½ Unit	$ 18,000	$ 0	$ 0	$ 0
1 Unit	$ 36,000	$ 18,000	$ 2,000	$ 500
2 Units	$ 72,000	$ 36,000	$ 4,000	$ 1,000
3 Units	$ 108,000	$ 54,000	$ 6,000	$ 1,500
4 Units	$ 144,000	$ 36,000	$ 12,000	$ 3,000
5 Units	$ 180,000	$ 45,000	$ 15,000	$ 3,700
6 Units	$ 216,000	$ 54,000	$ 18,000	$ 4,400

Financing Options

1. No financing on one-half (½) unit.
2. One (1) to three (3) units require a 50% cash down payment, with remainder financed by the LLC at .5% below prime interest rate for fifteen (15) years. Example: A two-unit purchase/$72,000 would require a cash down payment, upon subscription, of $36,000 and annual payments of *$4,000.
3. Four (4) or more units require a 25% cash down payment with the remainder financed by the LLC at .5% below prime interest rate for fifteen (15) years. Example: A four-unit purchase/$144, 000 would require a cash down payment, upon subscription, o f $36, 000 and annual payments of *$12,000.
4. A purchase price borrowed from BankPlus (or bank of your choice), by way of a home equity loan, would provide a tax-deduction on all interest charges. Please check with your tax advisor.

*Payments are based on an assumed 7% interest rate with a 15 -year amortization

Madisonville, LLC

Why should Madisonville, LLC
be part of your investment portfolio?

- Investors have no personal liability associated with this investment or the property to be owned by Madisonville, LLC.

- Investors are obligated to pay only the investment amount upon which they decide. There will be no additional fees, assessments or cash calls.

- Investors do not pay ad valorem taxes, insurance or maintenance expenses.

- Financing is available through Madisonville, LLC at **"below prime"** interest rates for up to15 years thereby making your investment very affordable.

- Payments can be made quarterly or annually under the financing option.

- Utilities are in close proximity to the property.

- A 35.5-acre lake will be built on the property, and stocked with hybrid bass and various species of bream. A boat ramp will also be built, for easy fishing access.

- The property is located within the Madison County School District.

- This is not an individual land purchase; you will indirectly own a part of the entire property.

- The $8,925 current acreage price is 33% less than the 2002 MAI appraisal of $13,500 per acre.

- There will be no debts or liens associated with the real estate. It will be owned debt-free.

- The land has a special PUD (Planned Unit Development) zoning designation. The only other PUD project in this area is

000093

14.7 miles away.

- If property is sold within the first 5 years, Manager will forfeit all or part of its interest in 5 Units unless you receive your investment plus 8% return.

- No commissions will be paid on the purchase of the property or sale of Units.

BUSINESS
REPLY
PERMIT
POSTAGE
PAID

Madisonville, LLC
P.O. Box 58
Madison, MS 39130-0058

000095

I may be interested in this opportunity

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